Pricing Supplement No. 1253 dated October 1, 2012
To prospectus supplement dated September 28, 2012 and
prospectus dated September 28, 2012, each as may be amended

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-184193



Deutsche Bank AG, London Branch

4,000,000 PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021
4,000,000 PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021

We are offering two separate Exchange Traded Notes (the "securities"): (1) PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021, which we refer to as the 3x Inverse JGB Futures ETNs and (2) PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021, which we refer to as the Inverse JGB Futures ETNs. Investors can subscribe to either of the two offerings. The securities do not guarantee any return of principal at maturity and do not pay any interest. For each security, investors will receive a cash payment, if any, at maturity or upon repurchase by Deutsche Bank AG, London Branch linked to the month-over-month performance of an underlying index which we refer to, in each case, as the Index, less an investor fee. The securities offer exposure to the U.S. dollar value of the returns on a notional short position in 10-year JGB Futures which, in turn, reflect the market's expectations as to the yield of long-term government bonds issued by Japan.

For the 3x Inverse JGB Futures ETNs, the Index is obtained by combining three times the returns, whether positive or negative, on the DB USD Inverse JGB Futures Index (the "short JGB future index") with the returns on the DB 3-Month T-Bill Index (the "TBill index"). For the Inverse JGB Futures ETNs, the Index is obtained by combining the unleveraged returns, whether positive or negative, on the short JGB future index with the returns on the TBill index. The short JGB future index seeks to measure the performance of a notional short position in 10-year JGB Futures and is calculated in U.S. dollars. The notional short position in the 10-year JGB Futures contracts and the returns of the notional short position in the 10-year JGB Futures contracts are initially calculated in Japanese yen and the returns of the notional short position in the 10-year JGB Futures contracts are subsequently converted into U.S. dollars to obtain the short JGB future index levels. Accordingly, the short JGB future index reflects exposure of the returns of the notional short position in the 10-year JGB Futures contracts to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar from the previous rebalancing date of the index to the date such index returns are calculated. If the return of the notional short position in the 10-year JGB Futures contracts from the previous rebalancing date of the index to the date such index returns are calculated is equal to zero, neither the short JGB future index nor the securities will be subject to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar during such time period. The TBill index is intended to approximate the returns from investing in three-month United States Treasury bills on a rolling basis. 10-year JGB Futures are futures contracts traded on the Tokyo Stock Exchange whose underlying assets are Japanese government-issued debt securities ("JGBs") with a remaining term to maturity of not less than 7 years and not more than 11 years as of their issue date and the futures contract delivery date.

Each security offers investors exposure to the month-over-month performance of its underlying Index measured from the first calendar day to the last calendar day of each month. Therefore, the securities may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly. On a month-to-month basis, the performance of the 3x Inverse JGB Futures ETNs will be positively affected by three times any positive performance and negatively affected by three times any negative performance of the short JGB future index. The leverage feature of the 3x Inverse JGB Futures ETNs, and the monthly application of the index factor and fee factor and monthly reset of the principal amount (each as described below) for both the 3x Inverse JGB Futures ETNs and the Inverse JGB Futures ETNs, will likely cause the performance of both securities to differ significantly from the point-to-point performance of the short JGB future index. Investors should consider their investment horizon as well as potential trading costs when evaluating an investment in the securities and should regularly monitor their holdings of the securities to ensure that they remain consistent with their investment strategies.

Key Terms

Issuer:	Deutsche Bank AG, London Branch ("Deutsche Bank").
Index:	For the 3x Inverse JGB Futures ETNs, the Index is obtained by combining three times the returns on the short JGB future index with the returns on the TBill index.
	For the Inverse JGB Futures ETNs, the Index is obtained by combining the unleveraged returns on the short JGB future index with the returns on the TBill index.
	We refer to the short JGB future index and the TBill index each as a "sub-index" and together as "sub-indices."
Offerings:	• **PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021 ("3x Inverse JGB Futures ETNs")**
	The 3x Inverse JGB Futures ETNs offer investors exposure to three times the monthly performance of the short JGB future index plus the monthly TBill index return, reduced by the investor fee.
	• **PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021 ("Inverse JGB Futures ETNs")**
	The Inverse JGB Futures ETNs offer investors exposure to the monthly performance of the short JGB future index plus the monthly TBill index return, reduced by the investor fee.

(Key terms continued on next page)

You may lose some or all of your principal if you invest in these securities. See "Risk Factors" beginning on page PS-19 of this pricing supplement for risks relating to an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We issued 200,000 of each security on the inception date at 100% of the face value of $20.00 per security, all of which were held initially by Deutsche Bank Securities Inc. ("DBSI"). Additional securities have been and may continue to be offered and sold from time to time through DBSI at prevailing prices at the time of sale. We will receive proceeds equal to 100% of the offering price of securities sold after the inception date. DBSI may charge investors a purchase fee of up to $0.03 per security. Invesco Distributors, Inc. ("Invesco") will receive a portion of the investor fee in consideration for its role in marketing the securities under its "PowerShares" brand. The actual amount received by Invesco in a given year will depend on the number and value of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and its affiliates and marketed by Invesco. As of September 7, 2012, there were approximately 1,110,000 3x Inverse JGB Futures ETNs and 1,175,000 Inverse JGB Futures ETNs outstanding.

DBSI, a member of the Financial Industry Regulatory Authority ("FINRA"), is our affiliate and will receive a portion of the investor fee. Please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement for more information.

Deutsche Bank Securities

(Key terms continued from previous page)

Initial Settlement Date:	November 14, 2011
Inception Date:	November 8, 2011
Denominations/Face Amount:	$20 per security. The securities have been and may be issued and sold over time at prices based on the indicative value of such securities at such times, which may be significantly higher or lower than the face amount.

Payment at Maturity:

If your securities have not previously been repurchased by Deutsche Bank, at maturity you will be entitled to receive a cash payment per security equal to:

Current principal amount × applicable index factor on the final valuation date × fee factor on the final valuation date

; *provided* that the payment at maturity will not be less than zero. If the securities undergo a split or reverse split, the payment at maturity will be adjusted accordingly.

If the applicable index factor is less than or equal to zero on any trading day, the repurchase value will equal zero, the relevant securities will be accelerated and you will lose your entire investment in such securities.

Any payment at maturity is subject to our ability to pay our obligations as they become due.

Repurchase at Your Option:

You may offer a minimum of 50,000 securities or an integral multiple of 50,000 securities in excess thereof from a single offering to DBSI for repurchase for an amount in cash equal to the repurchase value on the applicable valuation date. To effect a repurchase, you must follow the instructions set forth under "Specific Terms of the Securities—Repurchase at Your Option" and your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI on the trading day immediately prior to your desired valuation date by 4:00 p.m., New York City time. The valuation date may be any trading day from and including the trading day immediately following the initial settlement date to and including the final valuation date, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events." The repurchase date for your securities will be the third business day following the valuation date. ***If less than 50,000 securities of an offering are outstanding, you will not be able to avail yourself of the repurchase option.***

DBSI may charge investors an additional fee of up to $0.03 for each security that is repurchased.

Repurchase at Our Option:

We may, in our sole discretion, redeem a particular offering of securities in whole but not in part *on any trading* day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date. If we elect to redeem a particular offering of securities, we will give you notice not less than five business days prior to the call date (the "call notice date"). If we exercise our right to repurchase a particular offering of securities, we will deliver an irrevocable call notice to the Depository Trust Company ("DTC"), the holder of the global security for each offering of securities. The valuation date applicable to such repurchase will be the call notice date, subject to postponement due to a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events." The last day on which we may deliver a call notice is November 22, 2021. See "Specific Terms of the Securities—Repurchase at Our Option."

Repurchase Value:

On each trading day, the repurchase value will be equal to:

Current principal amount × applicable index factor on the trading day × fee factor on the trading day

; provided that the repurchase value will not be less than zero. If the securities undergo a split or reverse split, the repurchase value will be adjusted accordingly.

If the applicable index factor is less than or equal to zero on any trading day, the repurchase value will equal zero, the relevant securities will be accelerated and you will lose your entire investment in such securities.

Deutsche Bank will publish the repurchase value for each offering of securities each trading day on the following Bloomberg pages:

Repurchase Value	
3x Inverse JGB Futures ETNs:	"JGBDRP"
Inverse JGB Futures ETNs:	"JGBSRP"

Intraday Indicative Value:

The intraday indicative value, which is meant to approximate the intrinsic economic value of the securities at any given time, will be equal to:

Current principal amount × applicable index factor calculated based on the level of the Index at such time × fee factor for the day on which such time occurs

The actual trading price of the securities in the secondary market may vary significantly from their indicative value. Investors are cautioned that paying a premium purchase price over the indicative value of the securities at any time could lead to the loss of any premium in the event the investor sells the securities when the premium is no longer present in the marketplace or when the securities are redeemed by us.

Deutsche Bank will publish the intraday indicative value for each offering of securities every 15 seconds on the following Bloomberg pages:

Intraday Indicative Value	
3x Inverse JGB Futures ETNs:	"JGBDIV"
Inverse JGB Futures ETNs:	"JGBSIV"

Acceleration Upon Zero Repurchase Value:	If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and holders will not receive any payment in respect of their investment.
Listing:	The securities in each offering are listed on NYSE Arca. To the extent there is an active secondary market in any of the securities, we expect that investors will purchase and sell such securities primarily in this secondary market. The ticker symbols for the offerings are as follows: • 3x Inverse JGB Futures ETNs: "**JGBD**" • Inverse JGB Futures ETNs: "**JGBS**"
Index Factor:	• for the 3x Inverse JGB Futures ETNs = 1 + TBill index return + 3 × short JGB future index return • for the Inverse JGB Futures ETNs = 1 + TBill index return + short JGB future index return
Short JGB Future Index Return:	The short JGB future index return, which may be positive or negative, will be calculated as follows: $$\frac{\text{short JGB future index closing level – short JGB future index monthly initial level}}{\text{short JGB future index monthly initial level}}$$
TBill Index Return:	The TBill index return will be calculated as follows: $$\frac{\text{TBill index closing level – TBill index monthly initial level}}{\text{TBill index monthly initial level}}$$
Current Principal Amount:	For the period from the inception date to November 30, 2011 (such period, the "initial calendar month"), the current principal amount was equal to $20.00 per security. For each subsequent calendar month that the securities remain outstanding, the current principal amount for each security will be reset as follows on the monthly reset date: *New* current principal amount = *previous* current principal amount × applicable index factor on the applicable monthly valuation date × fee factor on the applicable monthly valuation date *; provided* that the current principal amount will not be less than zero. If the securities undergo a split or reverse split, the current principal amount will be adjusted accordingly.
Short JGB Future Index Monthly Initial Level:	For the initial calendar month, the short JGB future index monthly initial level was equal to 68.7879. For each subsequent calendar month, the short JGB future index monthly initial level will equal the short JGB future index closing level on the monthly valuation date of the immediately preceding calendar month.
Short JGB Future Index Closing Level:	The short JGB future index closing level will equal the closing level of the short JGB future index as reported on Bloomberg page "**DBBNJGBS <Index>**", subject to the occurrence of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events"; *provided* that on any calendar day which is not a day on which the closing level of the short JGB future index is published, the short JGB future index closing level will equal such level on the immediately preceding trading day.
TBill Index Monthly Initial Level:	For the initial calendar month, the TBill index monthly initial level was equal to 236.9043. For each subsequent calendar month, the TBill index monthly initial level will equal the TBill index closing level on the monthly valuation date of the immediately preceding calendar month.
TBill Index Closing Level:	The closing level of the TBill index as reported on Bloomberg page "**DBTRBL3M <Index>**", subject to the occurrence of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events"; *provided* that on any calendar day which is not a day on which the closing level of the TBill index is published, the TBill index closing level will equal such level on the immediately preceding trading day.
Monthly Reset Date:	For each calendar month, the first calendar day of that month beginning on December 1, 2011 and ending on November 1, 2021.
Monthly Valuation Date:	For each monthly reset date, the last calendar day of the previous calendar month beginning on November 30, 2011 and ending on October 31, 2021.
Valuation Date:	In connection with a repurchase at your option, the trading day immediately following the trading day on which you deliver an effective notice offering your securities for repurchase by Deutsche Bank as described herein. In connection with a repurchase at our option, the call notice date.
Final Valuation Date:	November 24, 2021 or the next trading day if such day is not a trading day, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events."
Maturity Date:	November 30, 2021 or the next business day if such day is not a business day, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events."
Trading Day:	A trading day is a day on which (i) the values of the sub-indices are published by Deutsche Bank AG, London Branch, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the short JGB future index are traded, in each case as determined by Deutsche Bank, as calculation agent, in its sole discretion.
CUSIP Numbers:	• 3x Inverse JGB Futures ETNs: 25154P 188 • Inverse JGB Futures ETNs: 25154P 170
Fee Factor:	On any given day, the fee factor will be calculated as follows: $$1 - (\text{investor fee} \times \text{day count fraction})$$
Investor Fee:	For the 3x Inverse JGB Futures ETNs, the investor fee is equal to 0.95% per annum. For the Inverse JGB Futures ETNs, the investor fee is equal to 0.50% per annum. For each security, the investor fee is calculated daily and applied monthly to the current principal amount.

Day Count Fraction:	For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the immediately following monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.
Record Date:	The record date for the payment at maturity will be the final valuation date, whether or not that day is a business day.

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated September 28, 2012, as supplemented by the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which the securities are a part. You may access these documents on the website of the Securities and Exchange Commission (the "**SEC**") and any further supplements to these documents at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Prospectus supplement dated September 28, 2012:

    http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

  - Prospectus dated September 28, 2012:

    http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "we," "us" or "our" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying prospectus supplement and prospectus, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

TABLE OF CONTENTS

SUMMARY

The following is a summary of the terms of the securities, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. References to the "prospectus" mean our accompanying prospectus, dated September 28, 2012, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated September 28, 2012, which supplements the prospectus, in each case as may be amended or supplemented from time to time.

We may, without your consent, create and issue securities in addition to those offered by this pricing supplement having the same terms and conditions as the securities and we may consolidate the additional securities to form a single class with the outstanding securities. However, we are under no obligation to sell additional securities at any time, and if we do sell additional securities, we may limit such sales and stop selling additional securities at any time.

We may, in our sole discretion, redeem either offering or both offerings of the securities *on any trading* day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date.

What are the securities and how do they work?

We are offering two separate Exchange Traded Notes. Investors can subscribe to either of the two offerings.

- PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021 ("3x Inverse JGB Futures ETNs")

- PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021 ("Inverse JGB Futures ETNs")

We refer to each Exchange Traded Note as a security. The securities are senior unsecured obligations of Deutsche Bank AG, acting through its London branch.

Each security being offered has separate terms. For each security, investors will receive a cash payment, if any, at maturity or upon repurchase by Deutsche Bank AG, London Branch linked to the month-over-month performance of an underlying index which we refer to, in each case, as the Index, less an investor fee. **The securities do not guarantee any return of principal at maturity and do not pay any interest.**

What is the Index?

For the 3x Inverse JGB Futures ETNs, the Index is obtained by combining three times the returns, whether positive or negative, on the DB USD Inverse JGB Futures Index (the "short JGB future index") with the returns on the DB 3-Month T-Bill Index (the "TBill index").

For the Inverse JGB Futures ETNs, the Index is obtained by combining the unleveraged returns, whether positive or negative, on the short JGB future index with the returns on the TBill index.

The short JGB future index seeks to measure the performance of a notional short position in 10-year JGB Futures and is calculated in U.S. dollars. The notional short position in the 10-year JGB Futures contracts and the returns of the notional short position in the 10-year JGB Futures contracts are initially calculated in Japanese yen and the returns of the notional short position in the 10-year JGB Futures contracts are subsequently converted into U.S. dollars to obtain the short JGB future index levels. Accordingly, the short JGB future index reflects exposure of the returns of the notional short position in the 10-year JGB Futures contracts to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar from the previous rebalancing date of the index to the date such index returns are calculated. If the return of the notional short position in the 10-year JGB Futures contracts from the previous rebalancing date of the index to the date such index returns are calculated is equal to zero, neither the short JGB future index nor the securities will be subject to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar during such time period. The TBill index is intended to approximate the returns from investing in three-month United States Treasury bills on a rolling basis. We refer to the short JGB future index and the TBill index each as a "sub-index" and together as "sub-indices."

10-year JGB Futures are futures contracts traded on the Tokyo Stock Exchange whose underlying assets are Japanese government-issued debt securities ("JGBs") with a remaining term to maturity of not less than 7 years and not more than 11 years as of their issue date and the futures contract delivery date. The 10-year JGB Futures contract began trading on the Tokyo Stock Exchange in 1985.

Deutsche Bank, as index sponsor, determines the composition of the sub-indices and can add to, delete or substitute the components currently comprising the sub-indices or make other changes that could change the levels of the sub-indices. Additionally, the index sponsor may alter, discontinue or suspend a sub-index. Any of these actions could adversely affect the value of the securities. The index sponsor has no obligation to consider your interests in revising a sub-index.

See "The Indices" for more information.

What exposure do the 3x Inverse JGB Futures ETNs offer?

The 3x Inverse JGB Futures ETNs offer investors three times leveraged exposure to the monthly performance of the short JGB future index plus the monthly TBill index return, reduced by the investor fee.

If the short JGB future index increases during any calendar month, the return on the Index for the 3x Inverse JGB Futures ETNs for that month will increase by three times the movement of the short JGB future index, plus the monthly TBill index return. If the short JGB future index decreases during any calendar month, the return on the Index for that month will decrease by three times the movement of the short JGB future index, offset by any monthly TBill index return. As described further under "The Indices—The Short JGB Future Index," the level of the short JGB future index is generally influenced by yields on the Japanese JGBs underlying 10-year JGB Futures contracts. For example, as yields on JGBs underlying 10-year JGB Futures contracts increase, the market prices of such JGBs are expected to decrease which is expected to cause a decrease in the price of 10-year JGB Futures contracts and a corresponding increase in the level of the short JGB future index.

As described under "How is the payment at maturity or upon repurchase calculated?" below, the 3x Inverse JGB Futures ETNs will **_not_** offer investors three times leveraged exposure to the performance of the short JGB future index over an extended time period. While the 3x Inverse JGB Futures ETNs are linked to the performance of the short JGB future index, the 3x Inverse JGB Futures ETNs do not track the linear performance of the short JGB future index because of the manner in which the index return is calculated. ***The leverage feature of the 3x Inverse JGB Futures ETNs, as well as the monthly application of the index factor and fee factor and monthly reset of the principal amount, will likely cause the performance of the 3x Inverse JGB Futures ETNs over time to differ significantly from the point-to-point performance of the short JGB future index.***

In addition, the short JGB future index reflects exposure of the returns of the notional short position in the 10-year JGB Futures contracts to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar from the previous rebalancing date of the index to the date such index returns are calculated.

What exposure do the Inverse JGB Futures ETNs offer?

The Inverse JGB Futures ETNs offer investors exposure to the monthly performance of the short JGB future index plus the monthly TBill index return, reduced by the investor fee.

If the short JGB future index increases during any calendar month, the return on the Index for the Inverse JGB Futures ETNs for that month will increase by the movement of the short JGB future index, plus the monthly TBill index return. If the short JGB future index decreases during any calendar month, the return on the Index for that month will decrease by the movement of the short JGB future index, offset by any monthly TBill index return. As described further under "The Indices—The short JGB Future Index," the level of the short JGB future index is generally influenced by yields on the Japanese JGBs underlying 10-year JGB Futures contracts. For example, as yields on JGBs underlying 10-year JGB Futures contracts increase, the market prices of such JGBs are expected to decrease which is expected to cause a decrease in the price of 10-year JGB Futures contracts and a corresponding increase in the level of the short JGB future index.

As described under "How is the payment at maturity or upon repurchase calculated?" below, while the Inverse JGB Futures ETNs are linked to the performance of the short JGB future index, the Inverse JGB Futures ETNs do not track the linear performance of the short JGB future index because of the manner in which the index return is calculated. ***The monthly application of the index factor and fee factor and monthly reset of the principal amount will likely cause the performance of the Inverse JGB Futures ETNs over time to differ significantly from the point-to-point performance of the short JGB future index.***

In addition, the short JGB future index reflects exposure of the returns of the notional short position in the 10-year JGB Futures contracts to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar from the previous rebalancing date of the index to the date such index returns are calculated.

How is the payment at maturity or upon repurchase calculated?

At maturity or upon any earlier repurchase, you will be entitled to receive a payment per security which will reflect the month-over-month performance of the Index for the particular offering of securities, reduced by the investor fee. Any payment at maturity or upon earlier repurchase is subject to our ability to satisfy our obligations as they become due.

Because the current principal amount is reset each month and is reduced by the investor fee, the securities do not offer a return based on the simple, point-to-point performance of the relevant Index from the inception date to the final valuation date or date of earlier repurchase. Instead, the amount you will be entitled to receive at maturity or upon any earlier repurchase per security will be contingent upon each monthly performance of the relevant Index during the term of the securities and will be reduced by the investor fee. Accordingly, even if over the term of the securities, the relevant Index has demonstrated an overall positive performance, there is no guarantee that you will receive at maturity, or upon any earlier repurchase, your initial investment or any portion thereof. This is because the amount you will be entitled to receive at maturity or upon any earlier repurchase per security depends on how the relevant Index has performed in each month prior to maturity or repurchase and, consequently, how the current principal amount has been reset in each month. In particular, significant negative monthly performances for the securities may not be offset by any positive monthly performances.

We may, in our sole discretion, redeem either offering or both offerings of the securities on any trading day occurring on or after the inception date for an amount in cash per security equal to the repurchase value for the relevant security on the applicable valuation date. In addition, if the repurchase value for either offering of securities decreases to zero on any trading day, such securities will accelerate on that day for an amount equal to the zero repurchase value and you will lose your entire investment in such securities. Accordingly, you should not expect to be able to hold the securities to maturity.

At maturity, your payment per security, if any, will be calculated as:

**Current principal amount × applicable index factor on the final valuation date
× fee factor on the final valuation date**

where,

Current principal amount	= For the initial calendar month, the current principal amount was equal to $20.00 per security. For each subsequent calendar month, the current principal amount will be reset as follows on the monthly reset date:
New current principal amount	= *Previous* current principal amount × applicable index factor on the applicable monthly valuation date × fee factor on the applicable monthly valuation date

; *provided* that the payment at maturity and the current principal amount will not be less than zero. If the securities undergo a split or reverse split, the payment at maturity and the current principal amount will be adjusted accordingly.

Index factor	for the 3x Inverse JGB Futures ETNs = 1 + TBill index return + 3 × short JGB future index return
	for the Inverse JGB Futures ETNs = 1 + TBill index return + short JGB future index return

where,
the short JGB future index return and the TBill index return will be calculated as follows:

Short JGB future index return = $\dfrac{\text{short JGB future index closing level – short JGB future index monthly initial level}}{\text{short JGB future index monthly initial level}}$

TBill index return = $\dfrac{\text{TBill index closing level – TBill index monthly initial level}}{\text{TBill index monthly initial level}}$

On any given day, the fee factor will be calculated as follows:

Fee factor = 1 – (investor fee × day count fraction)

where,

Investor fee	for the 3x Inverse JGB Futures ETNs = 0.95% per annum
	for the Inverse JGB Futures ETNs = 0.50% per annum
Day count fraction	= For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the immediately following monthly

valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.

How and why is the current principal amount reset?

Initially, the current principal amount was equal to $20 per security. At the start of each subsequent calendar month, the current principal amount will be reset by applying the index factor and the fee factor for the immediately preceding month to the previous current principal amount.

For example, if for May the current principal amount is $15 and the index factor on the monthly valuation date is equal to 0.90, the current principal amount for June will equal $13.49 ($15 *times* 0.90 *times* 0.999219 (representing the fees for May calculated based on an investor fee of 0.95% per annum)). Subsequently, the index factor and fee factor for June will be applied to $13.49 to derive the current principal amount for July.

As reset on each monthly reset date, the current principal amount represents the amount for which Deutsche Bank would repurchase your securities if the valuation date for the repurchase were the monthly valuation date. During the month, the current principal amount will remain unchanged and the amount for which Deutsche Bank would repurchase your securities will depend upon the current principal amount, the applicable index factor on the applicable valuation date and the fee factor as accrued to such valuation date.

The current principal amount is reset each calendar month to ensure that a consistent degree of leverage is applied to any performance of the Index. If the current principal amount is reduced by a negative monthly performance, the index factor of any further negative monthly performance will lead to a smaller dollar loss when applied to that reduced current principal amount than if the current principal amount were not reduced. Equally, however, if the current principal amount increases, the dollar amount lost for a certain level of negative monthly performance will increase correspondingly.

Resetting the current principal amount also means that the dollar amount that may be gained from any positive monthly performance will be contingent upon the current principal amount. If the current principal amount increases, then any positive monthly performance will result in a gain of a larger dollar amount than would be the case if the current principal amount were to decrease. Conversely, as the current principal amount is reduced, the dollar amount to be gained from any positive monthly performance will decrease correspondingly.

The leverage feature of the 3x Inverse JGB Futures ETNs, and the monthly application of the index factor and fee factor and monthly reset of the principal amount for both the 3x Inverse JGB Futures ETNs and the Inverse JGB Futures ETNs, will likely cause the performance of both securities to differ significantly from the point-to-point performance of the short JGB future index. The securities may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date, and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly.

How are the fees calculated?

The fee factor is calculated daily based on (i) for the 3x Inverse JGB Futures ETNs, a rate of 0.95% per annum, and for the Inverse JGB Futures ETNs, a rate of 0.50% per annum, and (ii) a day-count fraction measuring the number of days elapsed from and including the monthly reset date (or the inception date in the case of the first calendar month) to and including the immediately following monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) within a 365 day year.

The fee factor is applied to the current principal amount when it is reset on each monthly reset date. Accordingly, the dollar amount of fees that will be deducted from the current principal amount on any monthly reset date will depend upon the performance of the index factor during the previous month and the number of days in that month.

If you offer your securities for repurchase by Deutsche Bank or if we exercise our repurchase option, the fee factor will be applied as accrued to the applicable valuation date from the immediately preceding monthly reset date. Similarly, at maturity, the amount you receive will be subject to the fee factor as accrued to the final valuation date from the immediately preceding monthly reset date.

Because the investor fee reduces the current principal amount each month and the amount of your return at maturity or upon repurchase by Deutsche Bank, the applicable index factor must increase by an amount sufficient to offset the investor fee applicable to your securities in order for you to receive at least the return of your initial investment at maturity or upon repurchase by Deutsche Bank. If the index factor decreases or does not increase sufficiently, you will receive less than your initial investment at maturity or upon repurchase by Deutsche Bank. In addition, if the repurchase value for any offering of securities decreases to zero on any trading

day, such securities will accelerate on that day for an amount equal to the zero repurchase value and you will lose your entire investment in such securities.

What indicative value of the securities will be published?

An intraday "indicative value" meant to approximate the intrinsic economic value of each of the offerings of the securities will be published every 15 seconds on the following Bloomberg pages:

- 3x Inverse JGB Futures ETNs: "JGBDIV"
- Inverse JGB Futures ETNs: "JGBSIV"

The actual trading prices of the securities may vary significantly from their indicative values.

Additionally, the calculation agent will publish the daily repurchase value for each offering of securities on the following Bloomberg pages:

- 3x Inverse JGB Futures ETNs: "JGBDRP"
- Inverse JGB Futures ETNs: "JGBSRP"

Investors are cautioned that paying a premium purchase price over the indicative value of the securities at any time could lead to the loss of any premium in the event the investor sells the securities when the premium is no longer present in the marketplace or when the securities are redeemed by us.

On any trading day, the repurchase value will be calculated as follows:

**Current principal amount × applicable index factor on the trading day
× fee factor on the trading day**

How do you offer your securities for repurchase by Deutsche Bank?

To effect a repurchase, you must irrevocably offer at least 50,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering to DBSI on the trading day immediately prior to your desired valuation date, no later than 4:00 p.m., New York City time. The valuation date may be any trading day from and including the trading day immediately following the initial settlement date to and including the final valuation date, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events." The repurchase date for your securities will be the third business day following the valuation date.

If you wish to offer your securities to Deutsche Bank for repurchase, you and your broker must follow the following procedures:

- your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI on the trading day immediately prior to your desired valuation date by 4:00 p.m., New York City time. You must offer at least 50,000 securities or an integral multiple of 50,000 securities in excess thereof for repurchase by Deutsche Bank on any repurchase date. You may not combine securities from separate offerings for the purpose of satisfying the minimum repurchase amount. DBSI must acknowledge receipt from your broker in order for your offer to be effective;
- your broker must book a delivery vs. payment trade with respect to your securities on the applicable valuation date at a price equal to the applicable repurchase value, facing DBSI; and
- cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 3:00 p.m., New York City time, on the repurchase date.

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the securities in respect of such deadlines. If DBSI does not receive your offer for repurchase on the trading day immediately prior to your desired valuation date by 4:00 p.m., New York City time, your notice will not be effective and we will not accept your offer to repurchase your securities on the repurchase date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable. We may request that DBSI purchase the securities you offer to us for repurchase for a cash payment that would otherwise have been payable by us. Any securities purchased by DBSI will remain outstanding. **If less than 50,000 securities of an offering are outstanding, you will not be able to avail yourself of the repurchase option.**

DBSI may charge a fee of up to $0.03 per security that is repurchased at your option.

How do you sell your securities?

The securities are listed on NYSE Arca. To the extent there is an active secondary market in any of the securities, we expect that investors will purchase and sell such securities primarily in this secondary market. A trading market for your securities may not develop, however, and no assurances can be given as to the continuation of any listing during the term of the securities. We are not required to maintain any listing of the securities on NYSE Arca or any other exchange. If the securities are delisted or if a sufficiently active secondary market in the securities does not develop, there likely will not be enough liquidity in the securities to allow you to trade or sell your securities when you wish to do so or at a price that reflects a liquid market in the securities.

Can the securities be subject to a split or a reverse split?

The securities may be subject to a split or a reverse split. Should the daily repurchase value of the securities on any trading day be above $40.00 or below $10.00, we may, but are not obligated to, initiate a split or reverse split of the securities, as applicable. We will determine the ratio of such split or reverse split, as the case may be, using relevant market indicia, and will adjust the terms of the securities accordingly. Any adjustment of the repurchase value will be rounded to 8 decimal places. See "Valuation of the Securities - Split or Reverse Split of the Securities".

Can the securities be accelerated?

If the repurchase value for your securities decreases to zero on any trading day, your securities will accelerate on that day for an amount equal to the zero repurchase value and you will lose your entire investment.

Can the securities be called by Deutsche Bank?

We may, in our sole discretion, redeem a particular offering of securities in whole but not in part *on any trading* day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date. If we elect to redeem a particular offering of securities, we will give you notice not less than five business days prior to the call date (the "call notice date"). If we exercise our right to repurchase a particular offering of securities, we will deliver an irrevocable call notice to DTC, the holder of the global security for each offering of securities. The valuation date applicable to such repurchase will be the call notice date, subject to postponement due to a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events." The last day on which we may deliver a call notice is November 22, 2021. See "Specific Terms of the Securities—Repurchase at Our Option."

How do you determine the number of securities outstanding at any time?

The number of securities outstanding at any time, including any securities held by DBSI or other affiliates of ours, for each offering will be published on the following Bloomberg pages:

- 3x Inverse JGB Futures ETNs: "JGBDSO"
- Inverse JGB Futures ETNs: "JGBSSO"

What are the tax consequences of an investment in the securities?

You should review carefully the section in this pricing supplement entitled "U.S. Federal Income Tax Consequences."

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following examples show how the securities would perform in hypothetical circumstances. These examples highlight the behavior of the securities in different circumstances, but they are not indicative of actual results. The figures in these examples have been rounded for convenience.

How the monthly performance of your securities affects the current principal amount

Assumptions:

Short JGB future index monthly initial level: 100

TBill index monthly initial level: 100

Current principal amount: $20

Day count fraction: 30/365

Using the assumed day count fraction above, the fee factor for the following examples would equal:

Fee factor for the 3x Inverse JGB Futures ETNs

$$= \ 1 - (\text{Investor fee} \times \text{day count fraction})$$

$$= \ 1 \ - \ \ (0.0095 \ \times \ (30/365))$$

$$= \ 0.999219$$

Fee factor for the Inverse JGB Futures ETNs

$$= \ 1 - (\text{Investor fee} \ \times \ \text{day count fraction})$$

$$= \ 1 - (0.0050 \ \times \ (30/365))$$

$$= \ 0.999589$$

Example 1: The short JGB future index decreases over the month

If, over the hypothetical calendar month, the short JGB future index decreases to 97 and the TBill index increases to 100.2 on the monthly valuation date, the current principal amount would be reset for the following calendar month as follows:

New current principal amount $=$ Previous current principal amount × applicable index factor on the monthly valuation date × fee factor on the monthly valuation date

3x Inverse JGB Futures ETNs:

For the 3x Inverse JGB Futures ETNs, the index factor would be calculated as follows:

Index factor $=$ 1 + TBill index return + 3 × short JGB future index return

where,

Short JGB future index return $=$ $\dfrac{\text{short JGB future index closing level} - \text{short JGB future index monthly initial level}}{\text{short JGB future index monthly initial level}}$

$$= \ \frac{97 - 100}{100}$$

$$= \ -0.03$$

TBill index return $=$ $\dfrac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$

$$= \ \frac{100.2 - 100}{100}$$

$$= \ 0.002$$

| Index factor | = | $1 + 0.002 + 3 \times (-0.03)$ |
| | = | 0.912 |

Therefore, the new current principal amount for the 3x Inverse JGB Futures ETNs would equal:

| *New* current principal amount | = | $20.00 | $\times$ 0.912 $\times$ 0.999219 |
| | = | $18.23 | |

As such, in this example, because the short JGB future index decreased over the calendar month, the current principal amount for the 3x Inverse JGB Futures ETNs decreased by three times the monthly decrease in the short JGB future index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Inverse JGB Futures ETNs:

For the Inverse JGB Futures ETNs, the index factor would be calculated as follows:

| Index factor | = 1 + TBill index return + short JGB future index return |

where,

Short JGB future index return	=	$\dfrac{\text{short JGB future index closing level – short JGB future index monthly initial level}}{\text{short JGB future index monthly initial level}}$
	=	$\dfrac{97 - 100}{100}$
	=	-0.03

TBill index return	=	$\dfrac{\text{TBill index closing level – TBill index monthly initial level}}{\text{TBill index monthly initial level}}$
	=	$\dfrac{100.2 - 100}{100}$
	=	0.002

| Index factor | = | $1 + 0.002 + (-0.03)$ |
| | = | 0.972 |

Therefore, the new current principal amount for the Inverse JGB Futures ETNs would equal:

| *New* current principal amount | = | $20.00 \times 0.972 \times 0.999589$ |
| | = | $19.43 |

As such, in this example, because the short JGB future index decreased over the calendar month, the current principal amount for the Inverse JGB Futures ETNs decreased by the monthly decrease in the short JGB future index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Example 2: The short JGB future index increases over the month

If, over the hypothetical calendar month, the short JGB future index increases to 105 and the TBill index increases to 100.2 on the monthly valuation date, the current principal amount would be reset for the following calendar month as follows:

| *New* current principal amount | = | Previous current principal amount $\times$ applicable index factor on the monthly valuation date $\times$ fee factor on the monthly valuation date |

3x Inverse JGB Futures ETNs:

For the 3x Inverse JGB Futures ETNs, the index factor would be calculated as follows:

Index factor $= 1 + $ TBill index return $+ 3 \times$ short JGB future index return

where,

Short JGB future index return $= \dfrac{\text{short JGB future index closing level} - \text{short JGB future index monthly initial level}}{\text{short JGB future index monthly initial level}}$

$= \dfrac{105 - 100}{100}$

$= 0.05$

TBill index return $= \dfrac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$

$= \dfrac{100.2 - 100}{100}$

$= 0.002$

Index factor $= 1 + 0.002 + 3 \times 0.05$

$= 1.152$

Therefore, the new current principal amount for the 3x Inverse JGB Futures ETNs would equal:

New current principal amount $= \$20.00 \times 1.152 \times 0.999219$

$= \$23.02$

As such, in this example, because the short JGB future index increased over the calendar month, the current principal amount for the 3x Inverse JGB Futures ETNs increased by three times the monthly increase in the short JGB future index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Inverse JGB Futures ETNs:

For the Inverse JGB Futures ETNs, the index factor would be calculated as follows:

Index factor $= 1 + $ TBill index return $+$ short JGB future index return

where,

Short JGB future index return $= \dfrac{\text{short JGB future index closing level} - \text{short JGB future index monthly initial level}}{\text{short JGB future index monthly initial level}}$

$= \dfrac{105 - 100}{100}$

$= 0.05$

TBill index return $= \dfrac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$

$= \dfrac{100.2 - 100}{100}$

$= 0.002$

Index factor $= 1 + 0.002 + 0.05$

=	1.052	

Therefore, the new current principal amount for the Inverse JGB Futures ETNs would equal:

New current principal amount	= $20.00 × 1.052 × 0.999589
	= $21.03

As such, in this example, because the short JGB future index increased over the calendar month, the current principal amount for the Inverse JGB Futures ETNs increased by the monthly increase in the short JGB future index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Hypothetical Performance Charts

The following charts set out a range of hypothetical monthly performances of the short JGB future index and demonstrate how these monthly performances impact the current principal amount (and ultimately the payment at maturity) for each offering, and how the potential return on each offering relative to a hypothetical initial $20 investment will depend upon the historical levels of the current principal amount over time. The following charts are based on a hypothetical investment in the securities over a 12 calendar month period and an assumed constant TBill index return of 0.002 per month with an index monthly initial level of 100 on day one of the 12 month period. The fee factor is assumed to be 0.999219 (representing 0.95% per annum divided by 12 months) for the 3x Inverse JGB Futures ETNs and 0.999589 (representing 0.50% per annum divided by 12 months) for the Inverse JGB Futures ETNs, and, in each case, is applied to the current principal amount when such amount is reset on each monthly reset date. The following examples are entirely hypothetical and are not indicative of actual results. The figures in these examples have been rounded for convenience. The actual term of the securities is approximately 10 years. Over the term of the securities, the short JGB future index and TBill index may display greater variability than is depicted in the hypothetical performance charts below. This potentially greater variability increases the chance of negative monthly performances adversely impacting the current principal amount of the securities. The leverage feature of the 3x Inverse JGB Futures ETNs, and the monthly application of the index factor and fee factor and monthly reset of the principal amount for both the 3x Inverse JGB Futures ETNs and the Inverse JGB Futures ETNs, will likely cause the performance of both securities to differ significantly from the point-to-point performance of the short JGB future index. **It is possible that you could lose your entire investment if your securities are exposed to severe or repeated negative monthly performances. Any payment at maturity or upon earlier repurchase is subject to our ability to satisfy our obligations as they become due.**

Example 1 – The short JGB future index increases each month

Monthly Performance of the Short JGB Future Index and TBill Index			3x Inverse JGB Futures ETNs			Inverse JGB Futures ETNs		
Short JGB Future Index	Short JGB Future Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	–	–	–	–	$20.00	–	–	$20.00
102.50	0.025	0.002	1.077	0.999219	$21.52	1.027	0.999589	$20.53
105.00	0.024	0.002	1.075	0.999219	$23.12	1.026	0.999589	$21.06
107.50	0.024	0.002	1.073	0.999219	$24.80	1.026	0.999589	$21.60
110.00	0.023	0.002	1.072	0.999219	$26.56	1.025	0.999589	$22.14
112.50	0.023	0.002	1.070	0.999219	$28.40	1.025	0.999589	$22.67
115.00	0.022	0.002	1.069	0.999219	$30.33	1.024	0.999589	$23.21
117.50	0.022	0.002	1.067	0.999219	$32.34	1.024	0.999589	$23.75
120.00	0.021	0.002	1.066	0.999219	$34.44	1.023	0.999589	$24.30
122.50	0.021	0.002	1.065	0.999219	$36.64	1.023	0.999589	$24.84
125.00	0.020	0.002	1.063	0.999219	$38.92	1.022	0.999589	$25.39
127.50	0.020	0.002	1.062	0.999219	$41.30	1.022	0.999589	$25.94
130.00	0.020	0.002	1.061	0.999219	$43.78	1.022	0.999589	$26.49
Return on $20 investment after 12 months:					118.91%			32.43%

In this hypothetical example, the short JGB future index increases at a constant rate of 2.5% of its initial value each month. As such, the securities demonstrate a positive return over the 12 month period. This hypothetical example demonstrates that because the index factor is calculated on the basis of monthly performance (*i.e.*, the change from the level at the start of the month to the level at the end of the month), the monthly short JGB future index return decreases over time as 2.5% of the initial value of 100 becomes a smaller percentage increase over the short JGB future index level at the start of each month. In the case of the 3x Inverse JGB Futures ETNs, this hypothetical example also demonstrates how the gains on the securities are magnified due to the effect of the leverage. In addition, because the current principal amount is reset each month, the securities show a gain that differs from, and in this particular scenario, exceeds three times the simple, point-to-point percentage increase in the short JGB future index over the 12 month period.

Example 2 – The short JGB future index declines each month

Monthly Performance of the Short JGB Future Index and TBill Index			3x Inverse JGB Futures ETNs			Inverse JGB Futures ETNs		
Short JGB Future Index	Short JGB Future Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	–	–	–	–	$20.00	–	–	$20.00
97.50	-0.025	0.002	0.927	0.999219	$18.53	0.977	0.999589	$19.53
95.00	-0.026	0.002	0.925	0.999219	$17.12	0.976	0.999589	$19.06
92.50	-0.026	0.002	0.923	0.999219	$15.79	0.976	0.999589	$18.59
90.00	-0.027	0.002	0.921	0.999219	$14.53	0.975	0.999589	$18.12
87.50	-0.028	0.002	0.919	0.999219	$13.34	0.974	0.999589	$17.64
85.00	-0.029	0.002	0.916	0.999219	$12.21	0.973	0.999589	$17.17
82.50	-0.029	0.002	0.914	0.999219	$11.15	0.973	0.999589	$16.69
80.00	-0.030	0.002	0.911	0.999219	$10.15	0.972	0.999589	$16.21
77.50	-0.031	0.002	0.908	0.999219	$9.21	0.971	0.999589	$15.73
75.00	-0.032	0.002	0.905	0.999219	$8.33	0.970	0.999589	$15.25
72.50	-0.033	0.002	0.902	0.999219	$7.51	0.969	0.999589	$14.76
70.00	-0.034	0.002	0.899	0.999219	$6.74	0.968	0.999589	$14.28
Return on $20 investment after 12 months:					**-66.28%**			**-28.60%**

In this hypothetical example, the short JGB future index decreases at a constant rate of 2.5% of its initial value each month. As such, the securities demonstrate a negative return over the 12 month period. This hypothetical example demonstrates that because the index factor is calculated on the basis of monthly performance (*i.e.*, the change from the level at the start of the month to the level at the end of the month), the absolute value of the monthly short JGB future index return increases over time as 2.5% of the initial value of 100 becomes a larger percentage decrease from the short JGB future index level at the start of each month.

Example 3 – The short JGB future index increases in some months and decreases in others; the securities demonstrate a negative return

Monthly Performance of the Short JGB Future Index and TBill Index			3x Inverse JGB Futures ETNs			Inverse JGB Futures ETNs		
Short JGB Future Index	Short JGB Future Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	–	–	–	–	$20.00	–	–	$20.00
102.91	0.029	0.002	1.089	0.999219	$21.77	1.031	0.999589	$20.61
106.80	0.038	0.002	1.115	0.999219	$24.26	1.040	0.999589	$21.43
102.34	-0.042	0.002	0.877	0.999219	$21.25	0.960	0.999589	$20.56
102.93	0.006	0.002	1.019	0.999219	$21.65	1.008	0.999589	$20.72
105.58	0.026	0.002	1.079	0.999219	$23.34	1.028	0.999589	$21.28
103.39	-0.021	0.002	0.940	0.999219	$21.92	0.981	0.999589	$20.87
103.94	0.005	0.002	1.018	0.999219	$22.30	1.007	0.999589	$21.02
108.58	0.045	0.002	1.136	0.999219	$25.31	1.047	0.999589	$21.99
112.72	0.038	0.002	1.116	0.999219	$28.23	1.040	0.999589	$22.86
109.39	-0.030	0.002	0.913	0.999219	$25.77	0.972	0.999589	$22.22
110.23	0.008	0.002	1.025	0.999219	$26.39	1.010	0.999589	$22.43
97.00	-0.120	0.002	0.642	0.999219	$16.93	0.882	0.999589	$19.77
Return on $20 investment after 12 months:					**-15.36%**			**-1.13%**

In this hypothetical example, the short JGB future index demonstrates both monthly increases and decreases over the 12 month period. Because the current principal amount is reset each month, these monthly increases and decreases affect the current principal amount in a different manner than if the current principal amount were adjusted by measuring the change in the short JGB future index from its starting level of 100 to its ending level of 97. While this represents a 3% decrease in the value of the short JGB future index over the 12 month period, the 3x Inverse JGB Futures ETNs demonstrate a negative return of -15.36% and the Inverse JGB Futures ETNs, a negative return of -1.13%. In each case, this is because the short JGB future index had months of depreciation which decreased the current principal amount despite other months of appreciation.

Example 4 – The short JGB future index increases some months and decreases in others; the securities demonstrate a positive return

Monthly Performance of the Short JGB Future Index and TBill Index			3x Inverse JGB Futures ETNs			Inverse JGB Futures ETNs		
Short JGB Future Index	Short JGB Future Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	–	–	–	–	$20.00	–	–	$20.00
100.00	0.000	0.002	1.002	0.999219	$20.02	1.002	0.999589	$20.03
100.32	0.003	0.002	1.012	0.999219	$20.24	1.005	0.999589	$20.13
99.52	-0.008	0.002	0.978	0.999219	$19.78	0.994	0.999589	$20.00
100.24	0.007	0.002	1.024	0.999219	$20.23	1.009	0.999589	$20.18
99.51	-0.007	0.002	0.980	0.999219	$19.82	0.995	0.999589	$20.06
100.48	0.010	0.002	1.031	0.999219	$20.42	1.012	0.999589	$20.29
99.89	-0.006	0.002	0.984	0.999219	$20.09	0.996	0.999589	$20.20
99.89	0.000	0.002	1.002	0.999219	$20.11	1.002	0.999589	$20.23
99.97	0.001	0.002	1.004	0.999219	$20.18	1.003	0.999589	$20.28
99.55	-0.004	0.002	0.989	0.999219	$19.95	0.998	0.999589	$20.23
99.79	0.002	0.002	1.009	0.999219	$20.12	1.004	0.999589	$20.31
100.01	0.002	0.002	1.009	0.999219	$20.28	1.004	0.999589	$20.39
Return on $20 investment after 12 months:					**1.40%**			**1.93%**

In this hypothetical example, the short JGB future index demonstrates both monthly increases and decreases over the 12 month period. While there was a marginal increase in the value of the short JGB future index over the 12 month period, the securities demonstrate a positive return on the $20 investment. This is because the short JGB future index had months of appreciation which increased the current principal amount despite subsequent months of depreciation and minimal appreciation.

Example 5 – The short JGB future index increases some months and decreases in others; the securities lose all or substantially all of their value

Monthly Performance of the Short JGB Future Index and TBill Index			3x Inverse JGB Futures ETNs			Inverse JGB Futures ETNs		
Short JGB Future Index	Short JGB Future Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	–	–	–	–	$20.00	–	–	$20.00
85.00	-0.150	0.002	0.552	0.999219	$11.03	0.852	0.999589	$17.03
112.00	0.318	0.002	1.955	0.999219	$21.55	1.320	0.999589	$22.47
115.00	0.027	0.002	1.082	0.999219	$23.31	1.029	0.999589	$23.11
90.00	-0.217	0.002	0.350	0.999219	$8.15	0.785	0.999589	$18.12
80.00	-0.111	0.002	0.669	0.999219	$5.44	0.891	0.999589	$16.14
85.00	0.063	0.002	1.190	0.999219	$6.47	1.065	0.999589	$17.17
70.00	-0.176	0.002	0.473	0.999219	$3.05	0.826	0.999589	$14.17
60.00	-0.143	0.002	0.573	0.999219	$1.75	0.859	0.999589	$12.17
65.00	0.083	0.002	1.252	0.999219	$2.19	1.085	0.999589	$13.20
50.00	-0.231	0.002	0.310	0.999219	$0.68	0.771	0.999589	$10.18
20.00	-0.600	0.002	-0.798	0.999219	$0.00	0.402	0.999589	$4.09
22.00	0.100	0.002	1.302	0.999219	$0.00	1.102	0.999589	$4.50
Return on $20 investment after 12 months:					**-100.00%**			**-77.48%**

In this hypothetical example the short JGB future index demonstrates both monthly increases and decreases over the 12 month period. In the case of the 3x Inverse JGB Futures ETNs, the securities lose the entire initial investment amount of $20 due to overall negative monthly performances. This is because the securities will be automatically accelerated if at any time their repurchase value equals zero, and you will lose your entire investment in the securities. As such, in the case of the 3x Inverse JGB Futures ETNs, even though the short JGB future index increased in the last month of the example, the current principal amount for the securities did not benefit from the increase in the short JGB future index as the securities were accelerated for the prior month's zero repurchase value.

Example 6 – The short JGB future index decreases in the first three months, resulting in a reverse split of the 3x Inverse JGB Futures ETNs on April 1, and then increases in the next six months, resulting in a split of the 3x Inverse JGB Futures ETNs on October 1.

	Monthly Performance of the Short JGB Future Index and TBill Index					3x Inverse JGB Futures ETNs	
	Short JGB Future Index	Short JGB Future Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Remaining Value of $20 Investment
January 1	100	–	–	–	–	$20.00	$20.00
February 1	95	-0.050	0.002	0.852	0.99921918	$17.03	$17.03
March 1	85	-0.105	0.002	0.686	0.99921918	$11.67	$11.67
April 1	80	-0.059	0.002	0.826	0.99921918	$9.63	$9.63
Reverse Split (2 securities become 1 security)							
April 1	80	-0.059	0.002	0.826	0.99921918	$19.26	$9.63
May 1	82	0.025	0.002	1.077	0.99921918	$20.73	$10.36
June 1	82	0.000	0.002	1.002	0.99921918	$20.75	$10.38
July 1	84	0.024	0.002	1.075	0.99921918	$22.30	$11.15
August 1	91	0.083	0.002	1.252	0.99921918	$27.89	$13.95
September 1	96	0.055	0.002	1.167	0.99921918	$32.52	$16.26
October 1	108	0.125	0.002	1.377	0.99921918	$44.75	$22.37
Split (1 security becomes 2 securities)							
October 1	108	0.125	0.002	1.377	0.99921918	$22.37	$22.37
November 1	105	-0.028	0.002	0.919	0.99921918	$20.54	$20.54
December 1	103	-0.019	0.002	0.945	0.99921918	$19.39	$19.39
January 1	101	-0.019	0.002	0.944	0.99921918	$18.28	$18.28
Return on $20 investment after 12 months:							**-8.58%**

In this hypothetical example, one reverse split and one split occur on April 1 and October 1, respectively. The reverse split occurs after the current principal amount of the 3x Inverse JGB Futures ETNs depreciates to $9.63, which is below $10 per security. The split occurs after the current principal amount of the 3x Inverse JGB Futures ETNs appreciates to $44.75, which is above $40 per security. This hypothetical example shows the changes to the value of a $20.00 investment before and after the reverse split and the split. Following the split, the remaining value of the $20.00 investment decreases slightly, ending in a net loss of 8.58% over the 12 month period. Although the level of the short JGB future index increases from 100 to 101 over the 12 month period, the investment depreciates by 8.58%, because the decrease in the short JGB future index during the first three months and during the period after the split results in a larger percentage decrease in the value of an investor's position in the securities.

Historical Information

The short JGB future index seeks to measure the performance of a notional short position in 10-year JGB Futures and is calculated in U.S. dollars. The notional short position in the 10-year JGB Futures contracts and the returns of the notional short position in the 10-year JGB Futures contracts are initially calculated in Japanese yen and the returns of the notional short position in the 10-year JGB Futures contracts are subsequently converted into U.S. dollars to obtain the short JGB future index levels. Accordingly, the short JGB future index reflects exposure of the returns of the notional short position in the 10-year JGB Futures contracts to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar from the previous rebalancing date of the index to the date such index returns are calculated. If the return of the notional short position in the 10-year JGB Futures contracts from the previous rebalancing date of the index to the date such index returns are calculated is equal to zero, neither the short JGB future index nor the securities will be subject to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar during such time period. The TBill index is intended to approximate the returns from investing in three-month United States Treasury bills on a rolling basis. 10-year JGB Futures are futures contracts traded on the Tokyo Stock Exchange whose underlying assets are Japanese government-issued debt securities ("JGBs") with a remaining term to maturity of not less than 7 years and not more than 11 years as of their issue date and the futures contract delivery date. The 10-year JGB Futures contract began trading on the Tokyo Stock Exchange in 1985.

Publication of the short JGB future index began on September 20, 2010, and publication of the TBill index began on February 27, 2008. Therefore the short JGB future index has a very limited actual performance history. No actual investment in securities linked to the short JGB future index or to the TBill index was possible prior to September 20, 2010 and February 27, 2008, respectively.

The following graphs set out the historical performance of the securities from November 8, 2011, the inception date, to September 7, 2012, the historical performance of the short JGB future index from September 20, 2010 to September 7, 2012 and the historical performance of the TBill index from February 27, 2008 to September 7, 2012.

See "The Indices—The Short JGB Future Index" for a description of the methodology applicable to the short JGB future index.

The graphs below do not represent the actual return you should expect to receive on the securities. Historical performance of the securities, the short JGB future index and the TBill index are not indicative of future performance of the sub-indices or your investment in the securities. **The securities do not guarantee any return of, or on, your initial investment. Any payment at maturity or upon earlier repurchase is subject to our ability to satisfy our obligations as they become due.**



Historical Performance of the Inverse JGB Futures ETNs from November 8, 2011 to September 7, 2012



Historical Performance from September 20, 2010 to September 7, 2012 of the Short JGB Future Index





Historical Performance from February 27, 2008 to
September 7, 2012 of the TBill Index

Japan, JGBs and 10-year JGB Futures

We have derived any and all disclosures contained in this pricing supplement regarding Japan, JGBs, and 10-year JGB Futures from publicly available documents. In connection with any offering of the securities, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the descriptions therein. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents) that would affect the performance of Japan, JGBs, or 10-year JGB Futures have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Japan, JGBs, or 10-year JGB Futures described therein could affect the performance of the short JGB future index and, therefore, the value of the securities. Neither we nor any of our affiliates makes any representation to you as to the performance of Japan, JGBs, or 10-year JGB Futures.

Japan

Japan is a foreign sovereign government. Japan, as registrant, has filed financial and other information specified by the SEC in annual reports pursuant to the Securities Act of 1933. Additionally, Japan, as guarantor with respect to the Japan Finance Corporation, has filed financial and other information with the SEC in registration statements under Schedule B of the Securities Act of 1933. Information filed by Japan with the SEC can be reviewed, without cost, electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by Japan as registrant can be located by reference to its CIK Code: 0000837056 and as guarantor by reference to Japan Finance Corporation's CIK Code: 0001109604.

In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Various third party web sites contain detailed information regarding Japan and its government, economy and fiscal affairs, including (i) http://www.cia.gov (World Factbook); (ii) http://databank.worldbank.org/data/Home.aspx (World dataBank); and (iii) http://www.imf.org (International Monetary Fund).

Japan and its various agencies and affiliates also maintain web sites that contain such information, in English, including (i) http://www.mof.go.jp (Ministry of Finance Japan); (ii) http://www.boj.or.jp (Bank of Japan); and (iii) http://www.stat.go.jp (Statistics Bureau and Director-General for Policy Planning of Japan).

JGBs

JGBs are Japanese government debt securities issued by the Ministry of Finance of Japan. JGBs pay a fixed coupon every six months until maturity, at which point the holder is entitled to receive the final coupon payment and the return of the principal. The coupon rate for JGB issuances varies, with the rate generally reflecting the market interest rate at the time of the first issue of the JGBs.

10-year JGB Futures

Futures contracts are contracts that legally obligate the holder to buy or sell an asset at a predetermined delivery price during a specified future time period. 10-year JGB Futures are futures contracts traded on the Tokyo Stock Exchange that have a notional principal of ¥100,000,000 and require the delivery of JGBs with a remaining term to maturity of not less than 7 years and not more than 11 years as of their issue date and the futures contract delivery date. 10-year JGB Futures permit satisfaction of the delivery obligation by delivery of any JGBs that meet the maturity specification mentioned above identified on a Tokyo Stock Exchange-published list of deliverable JGBs in respect of a delivery month. The deliverable JGBs may feature different coupons and maturities and consequently also different prices. At any given time, certain deliverable JGBs will be more economical to acquire and deliver than others, which are commonly referred to as the "cheapest to deliver." The price for 10-year JGB Futures on any day generally tracks the price of the particular JGBs that are "cheapest to deliver" on such day. The 10-year JGB Futures contract began trading on the Tokyo Stock Exchange in 1985.

RISK FACTORS

The securities are senior unsecured obligations of Deutsche Bank AG, acting through its London branch. The securities are riskier than ordinary unsecured debt securities and do not guarantee a return of principal or pay any interest. The securities may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date, and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly. Investing in the securities is not equivalent to investing directly in Japanese JGBs or futures contracts relating to JGBs.

This section describes the most significant risks relating to an investment in the securities. **We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement before investing in the securities.**

The principal of your securities is not protected and you may lose all or a significant portion of your investment in the securities

The principal of your securities is not protected. Our cash payment, if any, on your securities on the maturity date or a repurchase date will be based on the month-over-month performance of the Index prior to the maturity date or repurchase date and will be reduced by the investor fee. You may lose all or a significant amount of your investment in the securities if there are repeated or severe negative monthly performances in the Index. In particular, if the index factor applicable to your securities is zero on any trading day, the repurchase value of your securities will be zero, your securities will be accelerated and you will lose your entire investment in the securities.

The securities are not designed to be long-term investments

Each security offers investors exposure to the month-over-month performance of its underlying Index measured from the first calendar day to the last calendar day of each month. Therefore, the securities may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly. For the 3x Inverse JGB Futures ETNs, on a month-to-month basis, the performance of the securities will be positively affected by three times any positive performance and negatively affected by three times any negative performance of the short JGB future index. The leverage feature of the 3x Inverse JGB Futures ETNs, and the monthly application of the index factor and fee factor and monthly reset of the principal amount for both the 3x Inverse JGB Futures ETNs and the Inverse JGB Futures ETNs, will likely cause the performance of both securities to differ significantly from the performance of the short JGB future index. For example, if over six months the short JGB future index appreciated 10%, the repurchase value of the 3x Inverse JGB Futures ETNs (including 3x leverage) will not have appreciated 30%. Rather, the repurchase value will depend on the month-over-month performances of the relevant Index. Furthermore, more volatile month-over-month performances of the short JGB future index will magnify the divergence of the return on the 3x Inverse JGB Futures ETNs from the performance of the short JGB future index.

In addition, because we have the right to call the securities at any time, you may be required to sell your investment in the securities earlier than you had otherwise planned and may not be able to find an alternative investment with similar risk-return characteristics. As a result, you should consider your investment horizon as well as your potential trading costs when evaluating an investment in the securities and you should regularly monitor your holdings of the securities to ensure that they remain consistent with your investment strategies.

Any payment on the securities is subject to our ability to pay our obligations as they become due

The securities are senior unsecured obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on our ability to satisfy our obligations as they become due. As a result, our actual and perceived creditworthiness will affect the market value of the securities and in the event we were to default on our obligations you may not receive any amount owed to you under the terms of the securities.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Even if the short JGB future index and TBill index at maturity or upon repurchase by Deutsche Bank have increased relative to their levels at the time you purchased the securities, you may receive less than your initial investment in the securities and you could lose your entire investment

Because the return on your securities at maturity or upon repurchase is dependent upon the month-over-month performance of the Index prior to the maturity date or repurchase date, and will be reduced by the investor fee, even if the short JGB future index and TBill index at maturity or upon repurchase have increased relative to their initial levels on a point-to-point basis, there is no guarantee that you will receive a positive return on, or a full return of, your initial investment and you could lose your entire investment. The month-over-month performances of the sub-indices as reflected in the applicable index factor will need to offset the impact of the investor fee each month for the current principal amount to increase. Further, even if at maturity or upon a repurchase the short JGB future index and TBill index have increased relative to their initial levels, this may not be enough to offset prior months of negative monthly performance which could have reduced the current principal amount significantly. Similarly, any increase of the short JGB future index and TBill index during a particular month will not necessarily be reflected in the current principal amount when it is reset on the next monthly reset date. Instead, the reset of the current principal amount will be determined solely on the basis of the levels of the short JGB future index and TBill index at the end of the month compared to such levels at the beginning of the month.

If you invest in the 3x Inverse JGB Futures ETNs, any negative monthly performance of the short JGB future index will result in the current principal amount of your securities decreasing at a rate of 3% for every 1% of negative performance of the short JGB future index (subject to the effect of the TBill index and the application of the fee factor)

If you invest in the 3x Inverse JGB Futures ETNs, you will be exposed on a leveraged basis to any negative monthly performances of the short JGB future index. This means that if the short JGB future index experiences a negative monthly performance, the current principal amount will be decreased at a rate of 3% for every 1% of negative performance of the short JGB future index, subject to the effect of the TBill index and the application of the fee factor. While the monthly reset of the current principal amount is designed to reduce the effect of the leverage on any negative performance over time, it does not mitigate the effect of the leverage on any single month's negative performance.

If the current principal amount increases, any subsequent negative monthly performance will result in a larger dollar decrease of the current principal amount than if the current principal amount had remained constant

If the current principal amount increases, the dollar amount that can be lost in any single month from a negative monthly performance will be greater than if the current principal amount had remained constant. For example, for an investment in the 3x Inverse JGB Futures ETNs, if the current principal amount increases, you will lose more than 3% of your initial investment for each 1% of negative monthly performance of the short JGB future index. This is because the applicable index factor will be applied to a larger current principal amount.

If the current principal amount decreases, any subsequent positive monthly performance will result in a smaller dollar increase of the current principal amount than if the current principal amount had remained constant

If the current principal amount decreases, the dollar amount that can be gained in any single month from a positive monthly performance will be less than if the current principal amount had remained constant. For example, for an investment in the 3x Inverse JGB Futures ETNs, if the current principal amount decreases, you will gain less than 3% of your initial investment for each 1% of positive monthly performance of the short JGB future index. Therefore, since the applicable index factor will be applied to a smaller current principal amount, it will take larger positive monthly performances to restore the value of your investment back to the amount of your initial investment.

Increased volatility in the short JGB future index could adversely affect the performance of the 3x Inverse JGB Futures ETNs

The securities are linked to the month-to-month performance of the short JGB future index. Because of the monthly reset feature, increased volatility in the short JGB future index is likely to have a negative effect on the value of the 3x Inverse JGB Futures ETNs. Positive performance of the short JGB future index during one month will not necessarily offset negative performance in a different month, and the principal amount of the 3x Inverse JGB Futures ETNs could decrease, perhaps significantly, even if the level of the short JGB future index ultimately increases or remains the same. The 3x Inverse JGB Futures ETNs are not designed to be long-term investments.

We may repurchase the securities at any time

We may, in our sole discretion, redeem a particular offering of securities in whole but not in part *on any trading* day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date. The valuation date applicable to such repurchase will be the call notice date, subject to postponement due to a market disruption event. As a result, you may not be able to hold the securities for the time period you originally anticipated. If we elect to redeem the securities, you will be entitled to receive only the applicable repurchase value of your securities. Depending on the performance of the Index during the term of the securities, the applicable repurchase value may be below the initial offering price and may be below the current principal amount at such time.

Your securities could be accelerated in which case you would lose your entire investment before the scheduled maturity of the securities

Because the current principal amount is reset each month, negative monthly performances will be reflected in the current principal amount each month rather than only upon repurchase or at maturity. If there are severe or repeated negative monthly performances during the term of the securities, the repurchase value on any trading day could be reduced to zero. If this occurs, the securities will automatically accelerate for an amount equal to the zero repurchase value and you will lose your entire investment.

There are restrictions on the minimum number of securities you may offer to Deutsche Bank for repurchase

You must offer at least 50,000 securities from a single offering to Deutsche Bank for repurchase at one time on any repurchase date and multiples of 50,000 securities in excess thereof. The minimum repurchase amount of 50,000 securities and the procedures involved in the offer of any repurchase represent substantial restrictions on your ability to cause Deutsche Bank to repurchase your securities. For the purpose of satisfying the minimum repurchase amount, you cannot combine securities from separate offerings. See "Specific Terms of the Securities—Repurchase Procedures" for more information.

If you wish to offer more than 50,000 securities for repurchase by Deutsche Bank, you must do so in increments of 50,000 securities. For example, if you hold 110,000 securities from one offering, you may offer 50,000 or 100,000 securities for repurchase. However, you may not individually offer the entire amount of your holdings because 110,000 is not an integral multiple of 50,000. If you choose to offer 100,000 securities for repurchase, you will not be able to offer your remaining 10,000 securities for repurchase.

A fee of up to $0.03 per security may be charged upon a repurchase at your option

DBSI may charge a fee of up to $0.03 per security upon a repurchase at your option. The imposition of this fee will mean that you will not receive the full amount of the repurchase value, if any, upon such a repurchase.

You may not be able to offer your securities for repurchase because there may be less than 50,000 securities outstanding at any time

50,000 securities is the minimum number of securities required to make an offer to us for the repurchase of your securities. Accordingly, if less than 50,000 securities of an offering are outstanding, you will not be able to avail yourself of the repurchase option. Even if we issue securities in excess of the initial 200,000 for a particular offering, the number of securities outstanding at any one time may be less than 50,000 due to prior repurchases of securities by us.

The market value of the securities may be influenced by many unpredictable factors

The market value of your securities may fluctuate between the date you purchase them and the applicable valuation date or the final valuation date. You may also sustain a significant loss if you sell the securities in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the securities. We expect that generally the level of the Index and the interest rates on the Japanese JGBs underlying the 10-year JGB Futures contract will affect the market value of the securities more than any other factor. Other factors that may influence the market value of the securities include:

- the value of the short JGB future index and TBill index, which will in turn be affected by, among other things, fiscal and monetary policies of the governments of Japan and the United States; inflation and expectations concerning inflation; supply and demand for JGBs and Treasury bills; the prevailing market and futures prices and yields for JGBs of variable maturities; the market prices and yields of the JGBs underlying 10-year JGB Futures contracts; the prevailing spread between yields on JGBs and the yields on other investable fixed income securities and equity securities; and market expectations of interest rates on JGBs and Treasury bills and of macroeconomic trends and future rates of inflation in Japan and the United States;

- the volatility of the short JGB future index and TBill index;

- the changes in the currency exchange rate between the Japanese yen and the U.S. dollar;

- the time remaining to the maturity of the securities;

- supply and demand for the securities, including inventory positions with any market maker or possible shortages in the event we decide to suspend or permanently discontinue issuances of the securities;

- geopolitical conditions and other economic, financial, political, regulatory or judicial events that affect the levels of the short JGB future index and TBill index;

- the prevailing interest rates and yields in the market generally; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

These factors interrelate in complex ways, and the effect of one factor on the market value of your securities may offset or enhance the effect of another factor.

The short JGB future index comprises notional assets

The exposure to the 10-year JGB Futures provided by the short JGB future index is purely notional and will exist solely in the records maintained by or on behalf of the calculation agent. There is no actual portfolio of assets that any person has borrowed or shorted, as to which any person has any obligation to return or in which any person has any other ownership interest or obligation and the short JGB future index does not reflect actual short sales of 10-year JGB Futures.

The short JGB future index has a limited performance history and may perform in unanticipated ways

Publication of the short JGB future index began on September 20, 2010 and therefore the short JGB future index has a limited performance history. Historical performance of the short JGB future index are not indicative of future performance of the short JGB future index or your investment in the securities.

The securities are subject to interest rate risk

The level of the short JGB future index is affected by the market prices of 10-year JGB Futures and JGBs, which are volatile and significantly influenced by a number of factors, particularly the yields on the 10-year JGB Futures and JGBs as compared to current market interest rates and the actual or perceived credit quality of the Japanese government. Interest rates are subject to volatility due to a variety of factors, including:

- sentiment regarding underlying strength in the Japan economy and global economies;

- expectation regarding the level of price inflation;

- sentiment regarding credit quality in the Japan and global credit markets;

- central bank policy regarding interest rates; and

- performance of capital markets.

Fluctuations in interest rates could affect the value of 10-year JGB Futures, the short JGB future index and the securities.

The market value of the securities may be influenced by unpredictable changes in the government and economy of Japan

The short JGB future index seeks to measure the performance of a notional short position in 10-year JGB Futures. 10-year JGB Futures are futures contracts whose underlying assets are Japanese government-issued debt securities ("JGBs"). The market price of a 10-year JGB Futures contract generally increases or decreases in connection with, among other factors, the market's expectations about increases or decreases in the market price of the contract's underlying JGBs. Accordingly, the market value of the securities may be affected by unpredictable changes, or expectations of changes, in the local market for JGBs. Changes in Japan that may influence the market value of the securities include:

- economic performance, including any financial or economic crises and changes in the gross domestic product, the principal sectors, inflation, employment and labor, and prevailing prices and wages;

- the monetary system, including monetary policy, exchange rate policy, economic and tax policies, banking regulation, credit allocation and exchange controls;

- the external sector, including the amount and types of foreign trade, the geographic distribution of trade, the balance of payments, and reserves and exchange rates;

- public finance, including the budget process, any entry into or termination of any economic or monetary agreement or union, the prevailing accounting methodology, the measures of fiscal balance, revenues and expenditures, and any government enterprise or privatization program; and

- public debt, including external debt, debt service and the debt record.

These factors interrelate in complex ways, and the effect of one factor on the market value of JGBs, and therefore of 10-year JGB Futures contracts, may offset or enhance the effect of another factor.

The perceived creditworthiness of Japan will affect the value of the JGBs and, as a result, the price of the 10-year JGB Futures

Issuers of debt, including foreign governments, face economic risks that differ depending on the market of the issuance. Material adverse changes resulting from these risks could impair the ability of such an issuer from repaying its debt obligations. Thus if an issuer's perceived creditworthiness changes or an issuer defaults on any of the debt obligations underlying a futures contract, the market for such futures contract is likely to experience increased and substantial volatility. Greater volatility in the market for 10-year JGB Futures could have an adverse impact on the level of the short JGB future index and the value of your securities.

The value of the securities will be affected by changes in currency exchange rates between the Japanese yen and the U.S. dollar

The short JGB future index reflects exposure of the returns of the notional short position in the 10-year JGB Futures contracts to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar from the previous rebalancing date of the index to the date such index returns are calculated. In recent years, rates of exchange between the U.S. dollar and some foreign currencies, including the Japanese yen, have been highly volatile and this volatility may continue in the future. Fluctuations in any particular exchange rate, including the exchange rate between the U.S. dollar and the Japanese yen, that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future.

The effect of the market price of the 10-year JGB Futures contract on the daily closing level of the short JGB future index may be moderated or amplified by the exchange rate between the Japanese yen and the U.S. dollar

The notional short position in the 10-year JGB Futures contracts and the returns of the notional short position in the 10-year JGB Futures contracts are initially calculated in Japanese yen and the returns of the notional short position in the 10-year JGB Futures contracts are subsequently converted into U.S. dollars to obtain the short JGB future index levels. Accordingly, the short JGB future index reflects exposure of the returns of the notional short position in the 10-year JGB Futures contracts to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar from the previous rebalancing date of the index to the date such index returns are calculated. Therefore, in determining the level of the short JGB future index, increases or decreases in the level of the short JGB future index attributable to changes in the market price of the 10-year JGB Futures contract may be moderated or amplified by increases or decreases in the exchange rate between the Japanese yen and the U.S. dollar, which could be adverse to you as a holder of the securities.

General exchange rate and exchange control risks

An investment in a security the payment of which is linked to the value of futures contracts denominated in Japanese yen entails significant risks. These risks include the possibility of significant changes in rates of exchange between the U.S. dollar and the Japanese yen and the possibility of the imposition or modification of exchange controls by either or both of the United States or Japanese governments. These risks generally depend on economic and political events over which we have no control.

We have no control over exchange rates

The currency exchange rate of the Japanese yen is permitted to fluctuate in value relative to the U.S. dollar. However, from time to time governments may use a variety of techniques, such as intervention by a country's central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These government actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect the performance of the short JGB future index and the value of the securities.

We will not make any adjustment or change in the terms of any security or the short JGB future index in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar, the Japanese yen or any applicable foreign currency. You will bear those risks.

Historical levels of the sub-indices should not be taken as an indication of the future performance of the Index during the term of the securities

The actual performance of the sub-indices over each month during the term of the securities, as well as the amount payable at maturity or upon earlier repurchase by Deutsche Bank, may bear little relation to the historical calculations of the sub-indices. Publication of the short JGB future index began on September 20, 2010, and publication of the TBill index began on February 27, 2008. Therefore the short JGB future index has a very limited actual performance history.

The index sponsor may adjust the sub-indices in ways that affect the levels of the sub-indices, and the index sponsor has no obligation to consider your interests

Deutsche Bank, as index sponsor, determines the composition of the sub-indices and can add to, delete or substitute the components currently comprising the sub-indices or make other changes that could change the levels of the sub-indices. Additionally, the index sponsor may alter, discontinue or suspend a sub-index. Any of these actions could adversely affect the value of the securities. The index sponsor has no obligation to consider your interests in revising a sub-index.

Your return will not reflect the return on an actual short position in 10-year JGB Futures

The return on your securities will not match the return you would have received had you directly opened a short position in 10-year JGB Futures. In particular, an investment in the securities is subject to the investor fee which reduces the amount of your return at maturity or upon repurchase of the securities by Deutsche Bank, to the monthly reset of the current principal amount and to month-to-month changes in the currency exchange rate between the Japanese yen and the U.S. dollar.

The securities may not be a suitable investment for you

The securities may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the levels of the sub-indices; you are not willing to be exposed to fluctuations in the currency exchange rate between the U.S. dollar and the Japanese yen; you are not willing to be exposed to changes in interest rates in Japan; you seek a guaranteed return of principal; you believe the applicable index factor will decrease or not increase sufficiently to offset the impact of the investor fee during the term of the securities; you seek an investment which measures the simple performance of the short JGB future index over a period equivalent to the term of the securities, rather than its month-over-month performance; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment.

Changes in our credit ratings may affect the market value of your securities

Our credit ratings are an assessment of our ability to pay our obligations, including those on the securities. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your securities. However, because the return on your securities is dependent upon certain factors in addition to our ability to pay our obligations on your securities, an improvement in our credit ratings will not reduce the other investment risks related to your securities or increase the market value of your securities.

You will not receive interest payments on the securities or have rights in the sub-index components

You will not receive any periodic interest payments on the securities. As an owner of the securities, you will not have rights that investors in the components of the short JGB future index or TBill index may have. You will receive cash for your securities, if any, and you will have no right to receive delivery of any of the components of the short JGB future index or TBill index.

There may not be an active trading market in the securities; sales in the secondary market may result in significant losses

Although the securities are listed on NYSE Arca, a trading market for your securities may not develop and no assurances can be given as to the continuation of any listing during the term of the securities. We are not required to maintain any listing of the securities on NYSE Arca or any other exchange. If the securities are delisted or if a sufficiently active secondary market in the securities does not develop, there likely will not be enough liquidity in the securities to allow you to trade or sell your securities when you wish to do so or at a price that reflects a liquid market in the securities. In addition, you may be unable to exercise the repurchase option if there is not enough liquidity in the securities to allow you to purchase additional securities to meet the requirement of holding a minimum of 50,000 securities in order to make an offer to us for the repurchase of your securities.

Suspension or disruptions of market trading in futures contracts may adversely affect the value of your securities

Futures markets may be subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, futures markets may have regulations that limit the bid-offer spread of futures contracts or the amount of fluctuation in some futures contract prices that may occur during a single business day or trading session. These limits may preclude trading in a particular contract or force the liquidation of contracts at potentially disadvantageous times or prices. We have no control over the imposition or removal of such limits. These circumstances could affect the value of the 10-year JGB Futures contract and therefore could adversely affect the value of your securities.

Postponement of a valuation date may result in a reduced amount payable at maturity or upon earlier repurchase

As the payment at maturity or upon earlier repurchase is a function of, among other things, the applicable daily index factor on the final valuation date or applicable valuation date, as the case may be, the postponement of any valuation date may result in the application of a different applicable daily index factor and, accordingly, decrease the payment you receive at maturity or upon earlier repurchase.

Concentration risks associated with the Index may adversely affect the value of your securities

The short JGB future index is comprised of a single futures contract, the 10-year JGB Futures contract trading on the Tokyo Stock Exchange, and thus is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other bond indices may be more diversified than the short JGB future index in terms of both the number and variety of futures contracts on bonds. You will not benefit, with respect to the securities, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

Trading by Deutsche Bank and other transactions by Deutsche Bank and/or its affiliates in instruments linked to the sub-indices or their components may impair the market value of the securities

As described below under "Use of Proceeds and Hedging" in this pricing supplement, we have entered into and expect to continue to enter into additional transactions to hedge our obligations under the securities. Such transactions may involve sales of the 10-year JGB Futures contract underlying the short JGB future index, options on the short JGB future index, or other derivative instruments with returns linked to the performance of the short JGB future index or TBill index, or their components, and we may adjust our hedge positions by, among other things, purchasing or selling any of the foregoing. Although they are not intended to, any of these hedging activities may affect the market price of the futures contract underlying the short JGB future index and the levels of the sub-indices and, therefore, the market value of the securities. It is possible that our hedging activities could produce substantial returns for us even though the market value of the securities declines.

We may also issue other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we could adversely affect the market value of the securities.

With respect to any of the activities described above, we have no obligation to take the needs of any buyer, seller or holder of the securities into consideration at any time.

Any of the foregoing activities described above may reflect trading strategies that differ from, or are in direct opposition to, investors' trading and investing strategies relating to the securities.

The liquidity of the market for the securities may vary materially over time

As of September 7, 2012, there were approximately 1,110,000 3x Inverse JGB Futures ETNs and 1,175,000 Inverse JGB Futures ETNs outstanding. Additional securities may be offered and sold from time to time through DBSI, acting as our agent. Also, the number of securities outstanding could be reduced at any time due to repurchases of the securities by Deutsche Bank as described in this pricing supplement. Accordingly, the liquidity of the market for the securities could vary materially over the term of the securities. While you may elect to offer your securities for repurchase by Deutsche Bank prior to maturity, such repurchase is subject to the restrictive conditions and procedures described elsewhere in this pricing supplement, including the condition that you must offer at least 50,000 securities per offering or an integral multiple of 50,000 securities in excess thereof to Deutsche Bank at one time for repurchase on any repurchase date.

The intraday indicative value is not the same as the trading price of the securities in the secondary market

The intraday indicative value of the securities is not the same as the trading price of such securities in the secondary market. An intraday indicative value is meant to approximate the intrinsic economic value of the securities at any given time. On each trading day, the calculation agent will publish the intraday indicative value for each offering of securities every 15 seconds under the Bloomberg symbols JGBDIV and JGBSIV. In addition, the calculation agent will publish the daily repurchase value for each offering of securities under the Bloomberg symbols JGBDRP and JGBSRP.

The trading price of the securities at any time is the price that you may be able to sell or purchase the securities in the secondary market at such time, if one exists. The trading price of the securities at any time may vary significantly from the intraday indicative value at such time. Paying a premium purchase price over the intraday indicative value of the securities could lead to significant losses in the event the investor sells such securities at a time when such premium is no longer present in the market place or such securities are redeemed (including at our option), in which case investors will receive a cash payment in an amount equal to the repurchase value on the applicable valuation date.

We may sell additional securities at different prices but we are under no obligation to issue or sell additional securities at any time, and if we do sell additional securities, we may limit or restrict such sales, and we may stop selling additional securities at any time

In our sole discretion, we may decide to issue and sell additional securities from time to time at a price that is higher or lower than the face amount, based on the indicative value of such securities at that time. The price of the securities in any subsequent sale may differ substantially (higher or lower) from the issue price paid in connection with any other issuance of such securities. Additionally, any securities held by us or an affiliate in inventory may be resold at then-current market prices or lent to market participants who may have made short sales of the securities. However, we are under no obligation to issue or sell additional securities at any time, and if we do sell additional securities, we may limit such sales and stop selling additional securities at any time. If we stop selling additional securities for any reason, the price and liquidity of such securities in the secondary market could be materially and adversely affected, which may cause the securities to trade at a premium or discount in relation to their indicative value, but the indicative value of the securities and the daily repurchase value would not be affected. Prior to making an investment in the securities, you should take into account whether or not the trading price is tracking the indicative value of the securities. Paying a premium purchase price over the intraday indicative value of the securities could lead to significant losses.

We or our affiliates may have economic interests adverse to those of the holders of the securities

Deutsche Bank and other affiliates of ours have engaged and expect to engage in trading activities related to the components of the sub-indices, including trading derivative instruments with returns linked to the performance of the components of the sub-indices, for their accounts and for other accounts under their management. Deutsche Bank and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the sub-indices. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the levels of the sub-indices and, accordingly, could affect the value of the securities and the amount payable to you at maturity.

We or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the levels of the sub-indices or their components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

The business activities of DBSI may create conflicts of interest

DBSI and its affiliates expect to engage in trading activities related to the components of the sub-indices, including trading derivative instruments with returns linked to the performance of the components of the sub-indices. Such trading activities may not be for the account of holders of the securities or on their behalf and may present a conflict between the holders' interest in the securities and the interests that DBSI and its affiliates will have in their proprietary accounts, in facilitating transactions, including futures, options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the levels of the sub-indices, could be adverse to the interests of the holders of the securities. Moreover, DBSI has published and in the future expects to publish research reports and trading advice with respect to some or all of the components of the sub-indices. This research and trading advice is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. The research and trading advice should not be viewed as a recommendation or endorsement of the securities in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by DBSI or its affiliates may affect the market price of the components of the short JGB future index and the levels of the sub-indices and, therefore, the market value of the securities. With respect to any of the activities described above, neither DBSI nor its affiliates have any obligation to take the needs of any buyer, seller or holder of the securities into consideration at any time.

The index sponsor may discontinue the sub-indices and public disclosure of information relating to a sub-index may change over time

The index sponsor is under no obligation to continue to compile and publish the sub-indices and is not required to compile and publish any successor index if any sub-index is discontinued. If the index sponsor discontinues or suspends the compilation or publication of a sub-index, it may become difficult to determine the current principal amount, the market value of the securities or the amount payable at maturity or upon earlier repurchase by Deutsche Bank. Initially, Deutsche Bank AG, London Branch will serve as the calculation agent for the securities (the "calculation agent"). In the event the index sponsor discontinues or suspends the compilation or publication of a sub-index, the calculation agent may designate a successor index selected in its sole discretion (which may, but need not be, an index calculated and maintained by Deutsche Bank). If the calculation agent determines in its sole discretion that no successor index comparable to the discontinued sub-index exists, the amount you will be entitled to receive at maturity or upon repurchase by Deutsche Bank will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Securities—Discontinuance or Modification of the Index" in this pricing supplement.

The policies of the index sponsor and any changes thereto that affect the composition and valuation of a sub-index could affect the amount payable on your securities and their market value

The policies of the index sponsor concerning the calculation of the level of a sub-index, additions, deletions or substitutions of the components in the sub-indices and the manner in which changes affecting a sub-index are reflected could affect the level of such sub-index and, therefore, the current principal amount, the amount payable on your securities at maturity or upon repurchase by Deutsche Bank and the market value of your securities prior to maturity.

Additional index components may satisfy the eligibility criteria for inclusion in any sub-index and the index components currently included in the short JGB future index may fail to satisfy such criteria. In addition, the index sponsor may modify the methodology for determining the composition and weighting of a sub-index, or for calculating the level of a sub-index due to certain fiscal, market, regulatory, juridical or financial circumstances affecting Japanese JGBs or futures contracts on JGBs. The index sponsor may also discontinue or suspend compilation or publication of a sub-index, in which case it may become difficult to determine the market value of such sub-index. Any such changes could adversely affect the value of your securities.

If events such as these occur, or if the level of a sub-index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the level of such sub-index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under "Specific Terms of the Securities—Discontinuance or Modification of the Index" and "—Role of Calculation Agent."

There are potential conflicts of interest between you and the calculation agent

We will serve as the calculation agent. The calculation agent will, among other things, determine the amount you will be entitled to receive for your securities at maturity or upon repurchase by Deutsche Bank. For a more detailed description of the calculation agent's role, see "Specific Terms of the Securities—Role of Calculation Agent" in this pricing supplement.

If the index sponsor were to discontinue or suspend compilation or publication of a sub-index and the index sponsor does not appoint another entity to calculate and publish such sub-index, it may become difficult to determine the level of such sub-index. If events such as these occur, or if the level of a sub-index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the level of such sub-index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under "Specific Terms of the Securities—Role of Calculation Agent" in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting a sub-index has occurred or is continuing on a valuation date, including the final valuation date. This determination may, in turn, depend on the calculation agent's judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the securities, the calculation agent may have a conflict of interest if it needs to make any such decision.

If a market disruption event has occurred or exists on a valuation date or the final valuation date, the calculation agent can postpone the determination of the index factor for each offering of securities, the maturity date or a repurchase date

The determination of the index factor for each offering of securities on a monthly valuation date, valuation date or final valuation date, may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on such valuation date. In case of such postponement, the corresponding repurchase date or the maturity date could be postponed accordingly.

If postponement of the determination of an index factor for a valuation date or the final valuation date, due to a market disruption event occurs, such postponement will continue until the next trading day on which there is no market disruption, up to five scheduled trading days. If a market disruption event causes the postponement of the determination of an index factor for a valuation date or the final valuation date for more than five scheduled trading days, the level of the relevant sub-index for the relevant repurchase date or the maturity date, as applicable, will be determined (or, if not determinable, estimated) by the calculation agent in good faith and in a manner which it considers commercially reasonable under the circumstances. See "Specific Terms of the Securities—Market Disruption Events."

The U.S. federal income tax consequences of an investment in the securities are uncertain.

As of the date of this pricing supplement, there is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "IRS"). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are not debt, as described in the section of this pricing supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of your ownership and disposition of the securities could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Prospective non-U.S. investors should also note that legislative provisions enacted in 2010 could result in the imposition of withholding tax on an investment in the securities.

You should review the discussion under "U.S. Federal Income Tax Consequences" and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

For the 3x Inverse JGB Futures ETNs, the Index is obtained by combining three times the returns on the DB USD Inverse JGB Futures Index, which we refer to as the short JGB future index, with the returns on the DB 3-Month T-Bill Index, which we refer to as the TBill index.

For the Inverse JGB Futures ETNs, the Index is obtained by combining the unleveraged returns on the short JGB future index with the returns on the TBill index.

The Short JGB Future Index

We have derived any and all disclosures contained in this pricing supplement regarding Japan, JGBs, and 10-year JGB Futures from publicly available documents. In connection with any offering of the securities, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the descriptions therein. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents) that would affect the performance of Japan, JGBs, or 10-year JGB Futures have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Japan, JGBs, or 10-year JGB Futures described therein could affect the performance of the short JGB future index and, therefore, the value of the securities. Neither we nor any of our affiliates makes any representation to you as to the performance of Japan, JGBs, or 10-year JGB Futures.

The short JGB future index seeks to measure the performance of a notional short position in 10-year JGB Futures and is calculated in U.S. dollars. The notional short position in the 10-year JGB Futures contracts and the returns of the notional short position in the 10-year JGB Futures contracts are initially calculated in Japanese yen and the returns of the notional short position in the 10-year JGB Futures contracts are subsequently converted into U.S. dollars to obtain the short JGB future index levels. Accordingly, the short JGB future index reflects exposure of the returns of the notional short position in the 10-year JGB Futures contracts to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar from the previous rebalancing date of the index to the date such index returns are calculated. If the return of the notional short position in the 10-year JGB Futures contracts from the previous rebalancing date of the index to the date such index returns are calculated is equal to zero, neither the short JGB future index nor the securities will be subject to the change, if any, in the currency exchange rate between the Japanese yen and the U.S. dollar during such time period. The short JGB future index is calculated on an excess return, or unfunded, basis and has been calculated back to a base date of February 27, 1998. On the base date the closing level of the short JGB future index was 100.

10-Year JGB Futures Contracts

Futures contracts are contracts that legally obligate the holder to buy or sell an asset at a predetermined delivery price during a specified future time period. 10-year JGB Futures are futures contracts traded on the Tokyo Stock Exchange that have a notional principal of ¥100,000,000 and require the delivery of JGBs with a remaining term to maturity of not less than 7 years and not more than 11 years as of their issue date and the futures contract delivery date. 10-year JGB Futures permit satisfaction of the delivery obligation by delivery of any JGBs that meet the maturity specification mentioned above identified on a Tokyo Stock Exchange-published list of deliverable JGBs in respect of a delivery month. The deliverable JGBs may feature different coupons and maturities and consequently also different prices. At any given time, certain deliverable JGBs will be more economical to acquire and deliver than others, which are commonly referred to as the "cheapest to deliver." The price for 10-year JGB Futures on any day generally tracks the price of the particular JGBs that are "cheapest to deliver" on such day.

For purposes of the short JGB future index, the closing price for the 10-year JGB Futures contract on an index business day is the price of such contract, expressed in Japanese yen, at the regular close of the principal trading session on such day on the Tokyo Stock Exchange, as published by the Tokyo Stock Exchange for that index business day or, if in the determination of the index sponsor, a price is not available on such index business day (including by reason of there being an exchange holiday on such index business day), the price as published by the Tokyo Stock Exchange for the immediately preceding index business day for which a price is available. The 10-year JGB Futures contract began trading on the Tokyo Stock Exchange in 1985.

JGBs

JGBs are Japanese government debt securities issued by the Ministry of Finance Japan. JGBs pay a fixed coupon every six months until maturity, at which point the holder is entitled to receive the final coupon payment and the return of the principal. The coupon rate for JGB issuances varies, with the rate generally reflecting the market interest rate at the time of the first issue of the JGBs.

The market price of a 10-year JGB Futures contract generally increases or decreases in connection with, among other factors, increases or decreases in the market price of the contract's underlying JGBs. A JGB's market price is inversely related to its yield-to-maturity, or "yield." The yield of a JGB is the estimated rate of return that causes the sum of the present values of the expected future cash flows of the JGB, including coupon and principal payments, to equal the JGB's current purchase price. Because a JGB's coupon and principal payments are fixed, a JGB's yield will increase as the market price of the JGB decreases, and decrease as the market price increases.

Methodology

The short JGB future index does not reflect actual short sales of 10-year JGB Futures. The discussion below regarding the opening of short positions in the 10-year JGB Futures contract refers to a hypothetical short position in such contract, which hypothetical short position is used to determine the short JGB future index level and for the purpose of explaining the methodology underlying the short JGB future index.

The short JGB future index is rebalanced monthly on the rebalancing date. On the last day of each month the index proceeds, calculated in Japanese yen, are reinvested into short positions in the 10-year JGB Futures contract, the underlying futures contract for each index, at the day's closing price. The underlying futures contract is the new contract if the rebalance occurs on a contract roll day, and the old futures contract otherwise.

A rules-based approach is employed to replace, or roll, the short position in the underlying futures contract as it approaches maturity with a short position in a futures contract with a later maturity date. This replacement takes place quarterly, over two consecutive business days ending on the business day immediately prior to the last trade date of the old futures contract. The index roll months are March, June, September and December.

During a rolling period for the short JGB future index, the expiring futures contract will be bought and the contract maturing in 3 months will be sold. For example, prior to the futures contract's last trade date in March, the futures contract expiring in March is bought (to close out the existing position) and the futures contract expiring in June is sold (to open a new position).

The roll into the new contracts occurs over a period of two business days with 50% of the old contracts bought each day. Short positions are notionally opened in new contracts on each business day in the rolling period. By the close of the business day immediately prior to the last trade date of the old futures contract, the entire short position for the short JGB future index has been shifted into the short position in the new futures contract. During the quarterly roll period, a cost of 3 ticks is deducted from the short JGB future index. This cost is equivalent to ¥30,000 (tick value of ¥10,000 × 3) per futures contract that is rolled into and is distributed proportionately through the two day rolling period.

"Index business day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and a day on which the Tokyo Stock Exchange is open for general business.

The return of the notional short position in 10-year JGB Futures contracts is calculated in Japanese yen as follows:

$$ILloc(t) = ILloc(t-1) + (\sum_i \{[P_i(t) - P_i(t-1)] \times N_i(t)\} - RC(t))$$

where,

$ILloc(t)$ = the position level in Japanese yen on index calculation day t;

$ILloc(t-1)$ = the position level in Japanese yen on index calculation day $t-1$;

$N_i(t)$ = the notional holding of futures contract i on index calculation day t (negative for the short JGB future index);

$P_i(t)$ = the closing price in Japanese yen of futures contract i on index calculation day t;

$P_i(t-1)$ = the closing price in Japanese yen of futures contract i on index calculation day $t-1$; and

$RC(t)$ = the roll cost on day t, defined as:

$$RC(t) = \frac{3}{100} \times |N_i(t) - N_i(t-1)|$$

The short JGB future index is calculated in U.S. dollars as follows:

$$ILuh(t) = ILuh(r) + FX(t) * (ILloc(t) - ILloc(r)) * Nuh(r)$$

where,

$ILuh(t)$ = the index level in U.S. dollars on index calculation day t;

$ILuh(r)$ = the index level in U.S. dollars on last rebalancing day r;

$ILloc(t)$ = the position level in Japanese yen on index calculation day t;

$ILloc(r)$ = the position level in Japanese yen on last rebalancing day r;

$FX(t)$ = the currency exchange rate between Japanese yen and U.S. dollars on index calculation day t; and

$Nuh(r)$ = the notional holding of the futures contract in U.S. dollars as of last rebalancing date r, defined as:

$$Nuh(r) = \frac{ILuh(r)}{ILloc(r) * FX(r)}$$

Change in the Methodology of the Short JGB Future Index

The index sponsor employs the methodology described above and its application of such methodology shall be conclusive and binding. While the index sponsor currently employs the above described methodology to calculate the short JGB future index, no assurance can be given that fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting Japanese JGBs or futures contracts on JGBs) will not arise that would, in the view of the index sponsor, necessitate a modification of or change to such methodology and in such circumstances the index sponsor may make any such modification or change as it determines appropriate. The index sponsor may also make modifications to the terms of the short JGB future index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision of the short JGB future index. The index sponsor will publish notice of any such modification or change and the effective date thereof as set forth below.

Publication of Closing Level and Adjustments

In order to calculate the level of the short JGB future index, the index sponsor polls Reuters every 15 seconds to determine the real time price of the relevant 10-year JGB Futures contract. The index sponsor then applies a set of rules to this value to create the indicative level of the short JGB future index. These rules are consistent with the rules which the index sponsor applies at the end of each trading day to calculate the closing level of the short JGB future index. For the purposes of calculating intraday indicative levels, the relevant foreign exchange rate is the then applicable mid-market exchange rate between the Japanese yen and the United States dollar, as determined by the index sponsor. For the purposes of calculating closing levels, the relevant foreign exchange rate is the official MID WM Reuters fixing at 4:00 p.m. London time between the Japanese yen and the United States dollar for that trading day.

The index sponsor publishes the closing level of the short JGB future index daily.

The intraday levels for the short JGB future index are reported on Bloomberg page "**JGBIID <Index>**".

The daily closing level for the short JGB future index is reported on Bloomberg page "**DBBNJGBS <Index>**".

Interruption of Calculation of the Short JGB Future Index

Force majeure event

Calculation of the short JGB future index may not be possible or feasible under certain events or circumstances, including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance, that is beyond the reasonable control of the index sponsor and that the index sponsor determines affects such JGB future index or the relevant Japanese JGBs. Upon the occurrence of any such force majeure event, the index sponsor may, in its discretion, elect one (or more) of the following options:

- make such determinations and/or adjustments to the terms of the short JGB future index as it considers appropriate to determine any closing level on any such appropriate index business day; and/or

- defer publication of the information relating to the short JGB future index until the next index business day on which it determines that no force majeure event exists; and/or

- permanently cancel publication of the information relating to the short JGB future index.

Short JGB future index disruption event

Additionally, calculation of the short JGB future index may be disrupted by an event that would require the index sponsor to calculate the closing price in respect of the 10-year JGB Futures contract on an alternative basis were such event to occur or exist on a day that is a trading day for the 10-year JGB Futures contract on the relevant exchange. If such an index disruption event in relation to the 10-year JGB Futures contract as described in the prior sentence occurs and continues for a period of five successive trading days on the relevant exchange, the index sponsor will, in its discretion, either

- continue to calculate the relevant closing price for a further period of five successive trading days on the relevant exchange, or

- if such period extends beyond the five successive trading days, the index sponsor may elect to replace the 10-year JGB Futures contract and make all necessary adjustments to the methodology and calculation of the short JGB future index as it deems appropriate.

The DB 3-Month T-Bill Index

The TBill index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

On any index business day, the closing level of TBill index is equal to the TBill index closing level on the index business day immediately preceding such index business day multiplied by the product of (i) the sum of (a) one and (b) the T-bill accrual factor for such index business day and (ii) the sum of (a) one and (b) the T-bill accrual factor for such index business day raised to the power of the number of days which are not index business days during the period from (but excluding) the index business day immediately preceding such index business day to (but excluding) such index business day. Expressed as a formula, the closing level of the TBill index is equal to:

$$TR_{d-1} \times (1 + TBAF_d) \times (1 + TBAF_d)^n$$

Where:

"TR" is the TBill index closing level on the relevant index business day;

"d" is the relevant index business day;

"d-1" is the index business day immediately preceding the relevant index business day;

"$TBAF_d$" is the T-bill accrual factor for the relevant index business day; and

"n" is the number of days that are not index business days during the period from (but excluding) the index business day immediately preceding the relevant index business day to (but excluding) the relevant index business day.

For the purposes of this paragraph:

"T-bill accrual factor" means, in respect of an index business day, an amount calculated by the index sponsor in accordance with the following formula:

$$(1 - 91/360 \times TBR)^{(-1/91)} - 1$$

where:

"TBR" means the closing three-month Treasury Bill rate appearing on Reuters Page US3MT = RR (or such page or service as may replace Reuters Page US3MT = RR for the purposes of displaying three-month Treasury Bill rates) in respect of the index business day immediately preceding such index business day (the "T-bill determination date") or if such rate is not published in respect of the T-bill determination date, the closing three-month Treasury Bill rate last published prior to the T-bill determination date.

"Base date" means November 22, 1998. On the base date the closing level of the TBill index was 100.

VALUATION OF THE SECURITIES

The market value of the securities will be affected by several factors, many of which are beyond our control. We expect that generally the level of the Index and the yields on the Japanese JGBs underlying the 10-year JGB Futures contract will affect the market value of the securities more than any other factor. Other factors that may influence the market value of the securities include, but are not limited to, the value of the TBill index, supply and demand for the securities including changes in supply related to inventory positions with any market maker and our decisions about whether or when to issue additional securities, the volatility of the sub-indices, prevailing interest rates and foreign exchange rates, the volatility of securities markets, the time remaining to the maturity of the securities, economic, financial, political, regulatory or judicial events that affect the levels of the sub-indices, the general interest rate environment, as well as the perceived creditworthiness of Deutsche Bank. See "Risk Factors" in this pricing supplement for a discussion of the factors that may influence the market value of the securities prior to maturity.

Indicative Value

An intraday "indicative value" meant to approximate the intrinsic economic value of each of the offerings of the securities will be published every 15 seconds on the following Bloomberg pages:

- 3x Inverse JGB Futures ETNs: "JGBDIV"
- Inverse JGB Futures ETNs: "JGBSIV"

The actual trading prices of the securities may vary significantly from their indicative values. See "Risk Factors – The intraday indicative value is not the same as the trading price of the securities in the secondary market."

Additionally, the calculation agent will publish the daily repurchase value for each offering of securities on the following Bloomberg pages:

- 3x Inverse JGB Futures ETNs: "JGBDRP"
- Inverse JGB Futures ETNs: "JGBSRP"

In connection with your securities, we use the term "indicative value" to refer to the value at a given time based on the following equation:

Repurchase value = current principal amount per security × applicable index factor × applicable fee factor

where:

Current principal amount	=	the current principal amount as reset on each monthly reset date;
Applicable index factor	=	the applicable index factor with respect to your securities; and
Applicable fee factor	=	the most recent daily calculation of the fee factor with respect to your securities.

; *provided* that the repurchase value will not be less than zero. If the securities undergo a split or reverse split, the repurchase value will be adjusted accordingly.

The indicative value calculation will be provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale or termination of your securities, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. The actual trading prices of the securities may vary significantly from their indicative values.

If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and the holders will not receive any payment in respect of their investment.

Split or Reverse Split of the Securities

Should the daily repurchase value of the securities on any trading day be above $40.00 or below $10.00, we may, but are not obligated to, initiate a split or reverse split of the securities, as applicable. If we decide to initiate a split or reverse split, we will issue a notice to holders of the securities and a press release announcing the split or reverse split, specifying the effective date of the split or reverse split (the date of issuing such notice and press release, the "announcement date"). We will determine the ratio of such split or reverse split, as the case may be, using relevant market indicia, and will adjust the terms of the securities accordingly. Any adjustment of the repurchase value will be rounded to 8 decimal places.

In the case of a reverse split, we reserve the right to address odd numbers of securities (commonly referred to as "partials") in a manner determined by the calculation agent in its sole discretion. For example, if the securities undergo a 1 for 4 reverse split, holders who own a number of securities on the relevant record date that is not evenly divisible by 4 will receive the same treatment as all other holders for the maximum number of securities they hold that is evenly divisible by 4, and we will have the right to compensate holders for their remaining or "partial" securities in a manner determined by the calculation agent in its sole discretion. Our current intention is to provide holders with a cash payment for their partials in an amount equal to the appropriate percentage of the repurchase value of the securities on a specified trading day following the announcement date.

A split or reverse split of the securities will not affect the aggregate principal amount of the securities held by an investor, other than to the extent of any "partial" securities, but will affect the number of securities an investor holds and the denominations used for trading purposes on the exchange.

SPECIFIC TERMS OF THE SECURITIES

In this section, references to "holders" mean those who own the securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the securities registered in street name or in the securities issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the securities should read the section entitled "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement. The accompanying prospectus and prospectus supplement contain a detailed summary of additional provisions of the securities and of the senior indenture, dated as of November 22, 2006, among Deutsche Bank Aktiengesellschaft, Law Debenture Trust Company of New York, as trustee (referred to as the trustee), and Deutsche Bank Trust Company Americas, as paying agent, issuing agent and registrar, under which the securities will be issued (the "indenture"). You should read all the provisions of the accompanying prospectus and prospectus supplement, including information incorporated by reference, and the indenture.

No Interest

We will not make any interest payments during the term of the securities.

Denomination

The denomination and face amount of each security is $20. The securities have been and may be issued and sold over time at prices based on the indicative value of such securities at such times, which may be significantly higher or lower than the face amount.

Payment at Maturity

If you hold your securities to maturity, you will be entitled to receive a payment per security, if any, that will depend on the month-over-month performance of the Index as reflected in the current principal amount and index factor for the particular offering of securities, reduced by the investor fee.

If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and the holders will not receive any payment in respect of their investment.

At maturity, your payment per security, if any, will be calculated as:

**Current principal amount × applicable index factor on the final valuation date
× fee factor on the final valuation date**

where,

Current principal amount	=	For the initial calendar month, the current principal amount was equal to $20.00 per security. For each subsequent calendar month, the current principal amount will be reset as follows on the monthly reset date:
New current principal amount	=	*Previous* current principal amount × applicable index factor on the applicable monthly valuation date × fee factor on the applicable monthly valuation date

; *provided* that the payment at maturity and the current principal amount will not be less than zero. If the securities undergo a split or reverse split, the payment at maturity and the current principal amount will be adjusted accordingly.

Index factor	for the 3x Inverse JGB Futures ETNs = 1 + TBill index return + 3 × short JGB future index return
	for the Inverse JGB Futures ETNs = 1 + TBill index return + short JGB future index return

where,

the short JGB future index return and the TBill index return will be calculated as follows:

$$\text{short JGB future index return} = \frac{\text{short JGB future index closing level} - \text{short JGB future index monthly initial level}}{\text{short JGB future index monthly initial level}}$$

$$\text{TBill index return} = \frac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$$

On any given day, the fee factor will be calculated as follows:

Fee factor $= 1 - (\text{investor fee} \times \text{day count fraction})$

where,

Investor fee	For the 3x Inverse JGB Futures ETNs	= 0.95% per annum
	For the Inverse JGB Futures ETNs	= 0.50% per annum
Day count fraction	= For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the immediately following monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.	

For the initial calendar month, the short JGB future index monthly initial level was equal to 68.7879. For each subsequent calendar month, the short JGB future index monthly initial level will equal the short JGB future index closing level on the monthly valuation date of the immediately preceding calendar month.

The short JGB future index closing level will equal the closing level of the short JGB future index as reported on Bloomberg page "**DBBNJGBS <Index>**", subject to the occurrence of a market disruption event as described under "Market Disruption Events"; *provided* that on any calendar day which is not a day on which the closing level of the short JGB future index is published, the short JGB future index closing level will equal such level on the immediately preceding trading day.

For the initial calendar month, the TBill index monthly initial level was equal to 236.9043. For each subsequent calendar month, the TBill index monthly initial level will equal the TBill index closing level on the monthly valuation date of the immediately preceding calendar month.

The TBill index closing level will equal the closing level of the TBill index as reported on Bloomberg page "**DBTRBL3M<Index>**", subject to the occurrence of a market disruption event as described under "Market Disruption Events"; *provided* that on any calendar day which is not a day on which the closing level of the TBill index is published, the TBill index closing level will equal such level on the immediately preceding trading day.

The inception date of the securities is November 8, 2011.

The monthly reset date, for each calendar month, is the first calendar day of that month beginning on December 1, 2011 and ending on November 1, 2021.

The monthly valuation date, for each monthly reset date, is the last calendar day of the previous calendar month beginning on November 30, 2011 and ending on October 31, 2021.

The final valuation date is November 24, 2021 or the next trading day if such day is not a trading day, subject to postponement in the event of a market disruption event as described under "Market Disruption Events."

The maturity date is November 30, 2021 or the next business day if such day is not a business day, subject to postponement in the event of a market disruption event as described under "Market Disruption Events."

The record date for the payment at maturity will be the final valuation date, whether or not that day is a business day.

A trading day is a day on which (i) the values of the sub-indices are published by Deutsche Bank AG, London Branch, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the short JGB future index are traded, in each case as determined by Deutsche Bank, as calculation agent, in its sole discretion.

A business day is a Monday, Tuesday, Wednesday, Thursday or Friday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

Repurchase at Your Option

Prior to maturity, you may, subject to certain restrictions, offer for repurchase by Deutsche Bank a minimum of 50,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering. If you comply with the repurchase procedures described below, Deutsche Bank will be obligated to repurchase your securities, and on the applicable repurchase date, you will be entitled to receive in exchange for those securities you have selected for repurchase a cash payment per security equal to the repurchase value on the applicable valuation date.

On any trading day, the repurchase value will equal:

$$\textbf{\textit{Current principal amount}} \times \textbf{\textit{applicable index factor on the trading day}}$$
$$\times \textbf{\textit{fee factor on the trading day}}$$

; *provided* that the repurchase value will not be less than zero. If the securities undergo a split or reverse split, the repurchase value will be adjusted accordingly.

The valuation date applicable to such repurchase will be the trading day immediately following the trading day on which you deliver an effective notice offering your securities for repurchase by Deutsche Bank.

In the event that payment upon repurchase by Deutsche Bank is deferred beyond the original repurchase date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

Repurchase Procedures

To effect a repurchase, you must irrevocably offer at least 50,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering to DBSI on the trading day immediately prior to your desired valuation date no later than 4:00 p.m., New York City time. The valuation date may be any trading day from and including the trading day immediately following the initial settlement date to and including the final valuation date, subject to postponement in the event of a market disruption event as described under "– Market Disruption Events." The repurchase date for your securities will be the third business day following the applicable valuation date.

If you wish to offer your securities for repurchase, you and your broker must follow the following procedures:

- your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI on the trading day immediately prior to your desired valuation date by 4:00 p.m., New York City time. You must offer at least 50,000 securities or an integral multiple of 50,000 securities in excess thereof for repurchase by Deutsche Bank on any repurchase date. You may not combine securities from separate offerings for the purpose of satisfying the minimum repurchase amount. DBSI must acknowledge receipt from your broker in order for your offer to be effective;

- your broker must book a delivery vs. payment trade with respect to your securities on the applicable valuation date at a price equal to the applicable repurchase value, facing DBSI; and

- cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 3:00 p.m., New York City time, on the applicable repurchase date.

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the securities in respect of such deadlines. If DBSI does not receive your offer for repurchase on the trading day immediately prior to your desired valuation date by 4:00 p.m., New York City time, your notice will not be effective and we will not accept your offer to repurchase your securities on the applicable repurchase date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable. We may request that DBSI purchase the securities you offer to us for repurchase for a cash payment that would otherwise have been payable by us. Any securities purchased by DBSI will remain outstanding.

DBSI may charge a fee of up to $0.03 per security that is repurchased at your option.

Repurchase at Our Option

We may, in our sole discretion, redeem a particular offering of securities in whole but not in part *on any trading* day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date. If we elect to redeem a particular offering of securities, we will give you notice not less than five business days prior to the call date (the "call notice date"). If we exercise our right to repurchase a particular offering of securities, we will deliver an irrevocable call notice to DTC, the holder of the global security. The valuation date applicable to such repurchase will be the call notice date, subject to postponement due to a market disruption event as described under "– Market Disruption Events." The last day on which we may deliver a call notice is November 22, 2021.

In the event that payment upon repurchase by Deutsche Bank is deferred beyond the repurchase date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

Acceleration Upon Zero Repurchase Value

If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and the holders will not receive any payment in respect of their investment.

Split or Reverse Split of the Securities

The value represented by each security is subject to adjustment as a result of split or reverse split of the securities, as described under "Valuation of the Securities—Split or Reverse Split of the Securities" above.

Default Amount on Event of Default Acceleration

If an event of default occurs and the maturity of the securities is accelerated, we will pay the default amount in respect of each security at maturity. We describe the default amount below under "– Default Amount."

For the purpose of determining whether the holders of our Series A global notes, of which the securities are a part, are entitled to take any action under the indenture, we will treat the initial principal amount of each security outstanding as the principal amount of that security. Although the terms of the securities may differ from those of the other Series A global notes, holders of specified percentages in principal amount of all Series A global notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A global notes, including the securities. This action may involve changing some of the terms that apply to the Series A global notes, accelerating the maturity of the Series A global notes after a default or waiving some of our obligations under the indenture.

Default Amount

If an event of default occurs under the indenture referenced in the accompanying prospectus supplement and the maturity of the securities is accelerated, the amount payable upon acceleration will be the repurchase value determined by the calculation agent on the next trading day.

Further Issuances

We may, from time to time, without your consent, create and issue additional securities having the same terms and conditions as the securities offered by this pricing supplement. If there is substantial demand for the securities, we may issue additional securities frequently. Such additional securities will be fungible with the outstanding securities.

Market Disruption Events

A disrupted day is any trading day on which a market disruption event occurs or is continuing.

If any monthly valuation date, valuation date or the final valuation date (each a "reference date") is a disrupted day with respect to a sub-index, the closing level of such sub-index on the next succeeding trading day that is not a disrupted day will be deemed to be the closing level of such sub-index for such reference date; *provided* that if the five successive trading days immediately following such reference date are all disrupted days, the calculation agent will determine, in its sole discretion, the closing level of such sub-index for such reference date on the fifth trading day immediately following such reference date, notwithstanding that such fifth trading day is a disrupted day. If any valuation date or the final valuation date is a disrupted day with respect to any sub-index and the date as of which the calculation agent determines the closing levels of the sub-indices falls less than three business days prior to the scheduled repurchase date corresponding to such valuation date or the maturity date, as applicable, such scheduled repurchase date or the maturity date, as applicable, will be postponed to the third business day following the date as of which the calculation agent has determined the closing levels of the sub-indices for such valuation date or the final valuation date, as applicable.

Any of the following will be a market disruption event:

- a termination or suspension of, or material limitation or disruption in the trading of the 10-year JGB Futures contract (including, but not limited to, the occurrence or announcement of a day on which there is a limitation on, or suspension of, the trading of the 10-year JGB Futures contract imposed by the Tokyo Stock Exchange or other relevant exchange on which the 10-year JGB Futures contract is traded by reason of movements exceeding "limit up" or "limit down" levels permitted by such exchange); or

- the settlement price of the 10-year JGB Futures contract has increased or decreased from the previous day's settlement price by the maximum amount permitted under the rules of the Tokyo Stock Exchange or any other relevant exchange; or

- failure by the Tokyo Stock Exchange or any other relevant exchange to announce or publish the settlement price of the 10-year JGB Futures contract; or

- failure by the index sponsor to publish the closing level of the short JGB future index; or
- any other event, if the calculation agent determines in its sole discretion that the event materially interferes with the issuer's ability or the ability of the issuer's affiliates to unwind all or a material portion of a hedge with respect to the securities that the issuer or its affiliates have effected or may effect.

The following events will not be market disruption events:

- a limitation on the hours or number of days of trading on a trading facility on which the 10-year JGB Futures contract is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or
- a decision by a trading facility to permanently discontinue trading in the 10-year JGB Futures contract.

Discontinuance or Modification of the Index

If the index sponsor discontinues compilation or publication of a sub-index and the index sponsor or any other person or entity (including Deutsche Bank) calculates and publishes an index that the calculation agent determines is comparable to such discontinued sub-index and approves as a successor index, then the calculation agent will determine the level of the Index on any relevant date and the amount payable at maturity or upon earlier repurchase by Deutsche Bank by reference to such successor sub-index for the period following the discontinuation of the sub-index.

If the calculation agent determines that the publication of a sub-index is discontinued and that there is no applicable successor index, or that the closing level of the sub-index is not available for any reason other than a market disruption event, on the date on which the level of the sub-index is required to be determined, or if for any other reason (excluding a market disruption event) the sub-index is not available to us or the calculation agent on the relevant date, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such sub-index.

If the calculation agent determines that any sub-index, the components underlying any sub-index (the "index components") or the method of calculating any sub-index has been changed at any time in any respect – including any addition, deletion or substitution and any reweighting or rebalancing of index components, and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index components, or is due to any other reason – then the calculation agent will be permitted (but not required) to make such adjustments to such sub-index or method of calculating such sub-index as it believes are appropriate to ensure that the level of such sub-index used to determine the amount payable on the maturity date or upon repurchase by Deutsche Bank is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the level of the sub-indices and the amount payable at maturity or upon earlier repurchase by Deutsche Bank or otherwise relating to the level of the sub-indices may be made in the calculation agent's sole discretion. See "Risk Factors" in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the securities at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

Deutsche Bank AG, London Branch will serve as the calculation agent. The calculation agent will, in its sole discretion, make all determinations regarding the value of the securities, including at maturity or upon repurchase by Deutsche Bank, the current principal amount, market disruption events, business days, trading days, the fee factor, the index factors, the default amount, the initial index levels, the final level levels, the closing levels of the Index and sub-indices on any valuation date, the maturity date, repurchase dates, the amount payable in respect of your securities at maturity or upon repurchase by Deutsche Bank and any other calculations or determinations to be made by the calculation agent as specified herein. The calculation agent will rely upon the published repurchase value for the securities and levels of the Index and sub-indices. If the index sponsor discontinues compilation or publication of the repurchase value for the securities, Index or any sub-index, the calculation agent may designate a successor index selected in its sole discretion (which may, but need not be, an index calculated and maintained by the index sponsor) and shall be solely responsible for determining the value of the securities based on its calculation of such successor index. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

CLEARANCE AND SETTLEMENT

The DTC participants that hold the securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC's settlement system with respect to the primary distribution of the securities and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the securities for the purposes we describe in the attached prospectus under "Use of Proceeds."

We have entered into and expect to continue to enter into transactions to hedge our obligations under the securities. Such transactions may involve purchases of the sub-index components or instruments linked to the Index or the sub-indices. From time to time, we may enter into additional hedging transactions or unwind those hedging transactions previously entered into. In this regard, we may:

- acquire or dispose of long or short positions in some or all of the sub-index components;
- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the sub-index components or the Index or sub-indices;
- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices; or
- engage in any combination of the above activities.

We may acquire a long or short position in securities similar to the securities from time to time and may, in our or their sole discretion, hold or resell those securities.

We may close out our hedge positions on or before the final valuation date. That step may involve sales or purchases of the sub-index components, listed or over-the-counter options or futures on sub-index components or listed or over-the-counter options, futures, or other instruments linked to the levels of the Index or the sub-indices, as well as other indices designed to track the performance of the Index or sub-indices.

The hedging activity discussed above may adversely affect the levels of the Index or the sub-indices and, as a consequence, the market value of the securities and the amount payable at maturity or upon earlier repurchase by Deutsche Bank. See "Risk Factors" in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of ownership and disposition of the securities. It applies to you only if you hold the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the "**Code**"). It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax and "Medicare contribution tax" consequences, and different consequences that may apply if you are an investor subject to special rules, such as a financial institution, a regulated investment company, a tax-exempt entity (including an "individual retirement account" or a "Roth IRA"), a dealer in securities, a trader in securities who elects to apply a mark-to-market method of tax accounting, an entity classified as a partnership for U.S. federal income tax purposes, or a person holding a security as a part of a "straddle."

Tax Treatment of the Securities

In the opinion of our special tax counsel, which is based on prevailing market conditions as of the date of this pricing supplement, it is more likely than not that the securities will be treated as prepaid financial contracts that are not debt for U.S. federal income tax purposes, with the consequences described below. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with this treatment, in which case the timing and character of income or loss on your securities could be materially and adversely affected.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this pricing supplement, changes to any of which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. It does not address the application of any state, local or foreign tax laws. **You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation (including the possibility of alternative treatments of the securities), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.** Unless otherwise stated, the following discussion is based on the treatment of the securities as prepaid financial contracts that are not debt.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security and are: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treatment as a Prepaid Financial Contract That Is Not Debt

Under this treatment, you should not recognize taxable income or loss with respect to a security prior to its taxable disposition (including a repurchase or redemption by us). Upon a taxable disposition of a security, you will recognize gain or loss equal to the difference between the amount you realize and your tax basis in the security. Your tax basis in the security should equal the amount you paid to acquire it.

Your gain or loss on a security should be treated as ordinary income or loss pursuant to certain rules under Section 988 of the Code unless, before the close of the day on which you acquire the security, you make a valid election pursuant to the Treasury regulations under Section 988 to treat such gain or loss as capital gain or loss (a "**capital gain election**"). Our special tax counsel believes it is reasonable to treat the capital gain election as available and that there should be no adverse consequences as a result of having made a protective capital gain election. However, because there is no direct legal authority addressing the availability of the election for instruments such as the securities, our special tax counsel is unable to conclude that it is more likely than not that the election is available. To make the capital gain election (assuming it is available), you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the security on your books and records on the day you acquire it as being subject to the election and file a prescribed statement verifying the election with your federal income tax return or (b) obtain "independent verification" of the election. Assuming that you are permitted to, and do, make the election, your gain or loss on the security should be capital gain or loss and should be long-term capital gain or loss if at the time of maturity or disposition you have held the security for more than one year. The deductibility of capital losses is subject to limitations. If you do not make a valid capital gain election, special reporting rules could apply if your ordinary losses under Section 988 exceed a specified threshold.

Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt

Due to the lack of direct legal authority, even if a security is treated as a prepaid financial contract that is not debt, there remain substantial uncertainties regarding the tax consequences of owning and disposing of it. For instance, you might be required to include amounts in income during the term of the security and/or to treat all or a portion of your gain or loss on its taxable disposition as ordinary income or loss or as short-term capital gain or loss, even if you make a valid capital gain election, and without regard to how long you have held it. In particular, it is possible that any replacement of the futures contracts underlying the Index, change in the methodology of the Index or a sub-index, or substitution of a successor index for the Index or a sub-index could result in a "deemed" taxable exchange, causing you to recognize gain or loss (subject, in the case of loss, to the possible application of the "wash sale" rules) as if you had sold or exchanged the security.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments; the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of your investment in a security, possibly with retroactive effect.

Consequences if a Security Is Treated as a Debt Instrument

If a security is treated as a debt instrument, your tax consequences will be governed by Treasury regulations under Section 988 relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you hold the security you will be required to accrue into income "original issue discount" based on our "comparable yield" for a similar non-contingent debt instrument, determined as of the time of issuance of the security, even though we will not be required to make any payment with respect to the security prior to its maturity or earlier repurchase or redemption by us. In addition, any income you recognize upon the taxable disposition of the security will be treated as ordinary in character. If you recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Tax Consequences to Non-U.S. Holders

You generally are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security and are: (i) a nonresident alien individual; (ii) an entity treated as a foreign corporation; or (iii) a foreign estate or trust.

This discussion does not describe considerations applicable to a beneficial owner of a security who is (i) an individual present in the United States for 183 days or more in the taxable year of disposition of the security or (ii) a former citizen or resident of the United States, if certain conditions apply. If you are a potential investor to whom such considerations might be relevant, you should consult your tax adviser.

If a security is treated for U.S. federal income tax purposes as a prepaid financial contract that is not debt, any gain you realize with respect to the security generally should not be subject to U.S. federal withholding or income tax, unless the gain is effectively connected with your conduct of a trade or business in the United States. However, as described above under "—Tax Consequences to U.S. Holders—Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt," in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require you to accrue income, subject to withholding tax, in each year that you own the security, possibly on a retroactive basis.

Subject to the discussion below under "—Additional Withholding Tax Considerations," if a security is treated as a debt instrument, any income or gain you realize with respect to the security will not be subject to U.S. federal withholding or income tax if (i) you provide a properly completed Form W-8BEN and (ii) these amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income or gain from a security is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the security, including the possible imposition of a 30% branch profits tax if you are a corporation.

Additional Withholding Tax Considerations

Legislation generally referred to as FATCA, as interpreted in proposed regulations (which are not effective as of the date of this pricing supplement) and other published guidance, will generally impose, with respect to obligations issued after December 31, 2012, a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries) of (i) U.S.-source interest (including original issue discount) after December 31, 2013 and (ii) the proceeds of taxable dispositions after December 31, 2014 of instruments that give rise to U.S.-source interest, unless various U.S. information reporting and due diligence requirements have been satisfied. This regime will apply if the securities are treated as debt instruments. The reporting and diligence requirements of the regime, which are potentially quite burdensome, generally relate to determining whether interests in or accounts with such foreign entities are owned by U.S. persons. We will not pay additional amounts on account of any such withholding tax.

Information Reporting and Backup Withholding

Cash proceeds received from a disposition of a security may be subject to information reporting, and may also be subject to backup withholding at the rate specified in the Code unless you provide certain identifying information (such as a correct taxpayer identification number, if you are a U.S. holder) and otherwise satisfy the requirements of the backup withholding rules. If you are a non-U.S. holder and you provide a properly completed Form W-8 appropriate to your circumstances, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

On the inception date, we sold 200,000 of each security to DBSI, acting as our agent, at $20 per security. After the inception date, additional securities have been and may continue to be offered and sold from time to time, at prevailing prices at the time of sale, through DBSI, acting as our agent, to investors. In any such subsequent distribution, DBSI may charge a purchase fee of up to $0.03 per security. We will receive proceeds equal to 100% of the offering price of securities sold after the inception date. DBSI may also receive a payment from Deutsche Bank of a portion of the investor fee in consideration for its administrative role in the issuances and repurchases of the securities.

DB Commodity Services LLC and Deutsche Bank have entered into an agreement with Invesco Distributors, Inc. (formerly known as "Invesco Aim Distributors, Inc.") ("Invesco") under which Invesco will receive a portion of the investor fee in consideration for its role in marketing the securities. The actual amount received by Invesco in a given year will depend on the number and value of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and certain statutory trusts which DB Commodity Services LLC serves as managing owner and marketed by Invesco. The amount paid to Invesco is subject to limitations on the amount of compensation which may be paid to members of the Financial Industry Regulatory Authority ("FINRA"), such as Invesco.

We may deliver securities against payment therefor on a date that is greater than three business days following the date of sale of any securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the related trade date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Broker-dealers may make a market in the securities, although none of them are obligated to do so and any of them may stop doing so at any time without notice. This prospectus (including this pricing supplement and the accompanying prospectus supplement and prospectus) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell a security covered by this prospectus that they acquire from us or other holders after the original offering and sale of the securities, or they may sell a security covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the securities in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933, as amended (the "Securities Act"). Among other activities, broker-dealers and other persons may make short sales of the securities and may cover such short positions by borrowing securities from us or our affiliates or by purchasing securities from us or our affiliates subject to our obligation to repurchase such securities at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. If these activities are commenced, they may be discontinued at any time. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of securities by market participants who cover their short positions with securities borrowed or acquired from us or our affiliates in the manner described above.

Deutsche Bank has retained DBSI, a member of FINRA, to provide certain services relating to the distribution of the securities. The amount of the fees that represent underwriting compensation will not exceed a total of 8% of the proceeds to us from the securities.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the securities will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the securities. In accordance with Rule 5121 of FINRA, DBSI may not make sales of the securities to any of its discretionary accounts without the prior written approval of the customer.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "**ERISA Plans**") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the securities. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

In addition to ERISA's general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "**Plans**"), from engaging in certain transactions involving the "plan assets" of such Plans with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "**Parties in Interest**") with respect to such Plans unless exemptive relief is available under a statutory or administrative exemption. Such Parties in Interest could include, without limitation, us, DBSI, the calculation agent, the paying agent, issuing agent and registrar or any of our or their respective affiliates. Parties in Interest that engage in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. Thus, a plan fiduciary considering an investment in the securities should also consider whether such investment might constitute or give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. For example, the securities might be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between a Party in Interest and an investing Plan which would be prohibited unless exemptive relief were available under an applicable exemption.

Certain prohibited transaction class exemptions ("**PTCEs**") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the securities and related lending transactions, provided that neither the Party in Interest nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "**service provider exemption**"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the securities.

Accordingly, unless otherwise provided in an applicable supplement, the securities may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "**Plan Asset Entity**") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

The fiduciary investment considerations summarized above generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (collectively, "**Non-ERISA Arrangements**"). However, these Non-ERISA Arrangements may be subject to similar provisions under applicable federal, state, local foreign or other regulations, rules or laws ("Similar Laws"). The fiduciaries of plans subject to Similar Laws should also consider the foregoing issues in general terms as well as any further issues arising under any applicable Similar Laws.

Each purchaser or holder of the securities or any interest therein shall be deemed to have represented and warranted, on each day such purchaser or holder holds such securities, that either (a) it is not a Plan or a Non-ERISA Arrangement and it is not purchasing or holding such securities on behalf of or with "plan assets" of any Plan or Non-ERISA Arrangement or (b) its purchase and holding of such securities are eligible for exemptive relief under Section 406 of ERISA and Section 4975 of the Code and will not result in a violation of any Similar Law.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of any Plan or Non-ERISA Arrangement consult with their counsel prior to purchasing the securities.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i) **the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or any of our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder's investment in the securities, (C) the holding of the securities, or (D) the exercise of or failure to exercise any rights we or our affiliate have under or with respect to the securities;**

(ii) **we and our affiliates have acted and will act solely for our own account in connection with our obligations under the securities;**

(iii) **any and all assets and positions relating to hedging transactions by us or any of our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;**

(iv) **our interests and the interests of our affiliates are adverse to the interests of the purchaser or holder; and**

(v) **neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.**

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase and holding of the securities does not violate the fiduciary or prohibited transaction rules of ERISA or Section 4975 of the Code or any applicable Similar Laws. The sale of any securities to any Plan or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

LEGAL MATTERS

Davis Polk & Wardwell LLP has acted as special counsel to the agent. Davis Polk & Wardwell LLP has in the past represented the issuer and its affiliates and continues to represent the issuer and its affiliates on a regular basis and in a variety of matters.

FORM OF OFFER FOR REPURCHASE

[PART A: TO BE COMPLETED BY THE BENEFICIAL OWNER]

Dated: [The trading day immediately prior to the desired valuation date]
Deutsche Bank Securities Inc., as Repurchase Agent ("DBSI")
Fax: 917-338-3849

Re: PowerShares DB 3x Inverse Japanese Govt Bond Futures ETNs or PowerShares DB Inverse Japanese Govt Bond Futures ETNs, issued by Deutsche Bank AG (the "ETNs")

☐ PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes (CUSIP Number: 25154P 188)

☐ PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes (CUSIP Number: 25154P 170)

(Please check only one offering of ETNs)

The undersigned beneficial owner hereby irrevocably offers to Deutsche Bank AG ("Deutsche Bank") the right to repurchase the ETNs in the amounts and on the date set forth below.

Name of beneficial owner:

Stated principal amount of ETNs offered for repurchase (you must offer at least 50,000 ETNs or an integral multiple of 50,000 ETNs in excess thereof for repurchase at one time for your offer to be valid.):

Applicable valuation date: , 20_____(which is the trading day immediately following the date of this notice)

Applicable repurchase date: , 20_____(which is the third business day following the valuation date)

Contact Name:

Telephone #:

My ETNs are held in the following DTC Participant's Account (the following information is available from the broker through which you hold your ETNs):

Name:
DTC Account Number (and any relevant sub-account):
Contact Name:
Telephone Number:

Acknowledgement: In addition to any other requirements specified in the Pricing Supplement being satisfied, I acknowledge that the ETNs specified above will not be repurchased unless (i) this offer, as completed and signed by the DTC Participant through which my ETNs are held (the "DTC Participant"), is delivered to DBSI on the trading day immediately prior to the desired valuation date by 4:00 p.m., New York City time, (ii) the DTC Participant has booked a "delivery vs. payment" ("DVP") trade on the applicable valuation date facing DBSI, and (iii) the DTC Participant instructs DTC to deliver the DVP trade to DBSI as booked for settlement via DTC at or prior to 3:00 p.m., New York City time, on the applicable repurchase date.

The undersigned acknowledges that Deutsche Bank and DBSI will not be responsible for any failure by the DTC Participant through which such undersigned's ETNs are held to fulfill the requirements for repurchase set forth above.

_____
[Beneficial Owner]

PART B OF THIS NOTICE IS TO BE COMPLETED BY THE DTC PARTICIPANT IN WHOSE ACCOUNT THE ETNS ARE HELD AND DELIVERED TO DBSI ON THE TRADING DAY IMMEDIATELY PRIOR TO THE DESIRED VALUATION DATE BY 4:00 P.M., NEW YORK CITY TIME

BROKER'S CONFIRMATION OF REPURCHASE

[PART B: TO BE COMPLETED BY BROKER]

Dated: [The trading day immediately prior to the desired valuation date]

Deutsche Bank Securities Inc., as Repurchase Agent

Re: PowerShares DB 3x Inverse Japanese Govt Bond Futures ETNs or PowerShares DB Inverse Japanese Govt Bond Futures ETNs, issued by Deutsche Bank AG (the "ETNs")

      ☐   PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes (CUSIP Number: 25154P 188)

      ☐   PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes (CUSIP Number: 25154P 170)

(Please check only one offering of ETNs)

Dear Sirs:

The undersigned holder of the ETNs checked above hereby irrevocably offers to Deutsche Bank AG the right to repurchase, on the repurchase date of _____ (which is the third business day following the valuation date), with respect to the stated principal amount of ETNs indicated below as described in the pricing supplement relating to the ETNs (the "Pricing Supplement"). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) book a delivery vs. payment trade on the valuation date with respect to the stated principal amount of ETNs specified below at a price per ETN equal to the repurchase value, facing Deutsche Bank Securities Inc., DTC #0573 and (ii) deliver the trade as booked for settlement via DTC at or prior to 3:00 p.m., New York City time, on the repurchase date.

Very truly yours,
[NAME OF DTC PARTICIPANT HOLDER]

Contact Name:
Title:
Telephone:
Fax:
E-mail:

Stated principal amount of ETNs offered for repurchase (you must offer at least 50,000 ETNs or an integral multiple of 50,000 ETNs in excess thereof for repurchase at one time for your offer to be valid):

DTC # (and any relevant sub-account):

Deutsche Bank AG, London Branch

4,000,000 PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021

4,000,000 PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021

Pricing supplement dated October 1, 2012

Deutsche Bank Securities

CUSIP Numbers: 25154P 188 and 25154P 170